Notice of 2006 Annual and Special Meeting of Shareholders



MDS

Science advancing health

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF MDS INC.

Date: Thursday, March 9, 2006

Time: 4:00 p.m.
             (Eastern Standard Time)

Place: Design Exchange
             234 Bay St.,
             Toronto, Ontario, Canada

Business of the Annual and Special Meeting of Shareholders:

(a)   to receive the Report of the Directors and the Consolidated Financial Statements of the Company and its subsidiaries for the fiscal year ended October 31, 2005, together with the Auditors' Report thereon;

(b)   to elect directors for the ensuing year;

(c)   to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration;

(d)   to consider and approve, ratify and confirm an amended and restated shareholder rights plan of the Company; and

(e)   to transact any other business that may properly come before the Meeting.

By Order of the Board,



Peter E. Brent
Senior Vice-President, Legal and Corporate Secretary

December 30, 2005

The management and Board of MDS urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting. If you cannot be present to vote in person, please vote in one of three ways: (1) by completing and signing the accompanying Proxy Form and returning it in the enclosed envelope, postage prepaid; (2) by following the instructions for telephone voting in the accompanying Proxy Form; or (3) by following the instructions for Internet voting in the accompanying Proxy Form, at least two business days prior to the Meeting or related adjournment(s).

What's inside

Currency – Unless otherwise noted herein, all references to $ in this Circular are to Canadian dollars.

Section 1: Voting Information

Who is soliciting my proxy?

The management of MDS Inc. (the "Company" or "MDS") is soliciting your proxy for use at the Annual and Special Meeting of Shareholders (the "Meeting").

What will I be voting on?

You will be voting on:

- election of directors of the Company (see page 3);

- appointment of Ernst & Young LLP as the auditors (see page 9);

- approval of amended and restated shareholder rights plan (see page 10); and

- any other business that may properly come before the Meeting.

How many classes of shares are there?

The Company has one class of Common shares listed on the Toronto Stock Exchange and the New York Stock Exchange.

How many votes do I have?

Subject to the voting restrictions noted below, you will have one vote for every Common share of the Company you own at the close of business on January 9, 2006, the record date for the Meeting.

How many shares are eligible to vote?

The number of Common shares outstanding on December 30, 2005 is 142,446,515.

To the knowledge of the directors and officers of the Company, the only shareholders who beneficially own or exercise control or direction over more than 10% of the outstanding Common shares as at December 30, 2005 are as follows:

Shareholder	Common Shares Held	% Of Outstanding Common Shares
McLean Budden Ltd.	66,502,772	11.6
Jarislowksy Fraser Ltd.	15,025,235	10.5

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy, as explained below.

If your shares are held in the name of a nominee, please see the instructions below under the headings *How can a non-registered shareholder vote?* and *How can a non-registered shareholder vote in person at the Meeting?*

Voting by proxy

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed form of proxy, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed form of proxy are directors or officers of the Company. **However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Company. You may do so by deleting the names printed on the proxy and inserting another person's name in the blank space provided or by completing another proper form of proxy.**

How will my proxy be voted?

On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the form of proxy how you want your shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD) then your proxyholder must vote your shares accordingly.

If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless contrary instructions are provided, Common shares represented by proxies received by management will be voted:

- **FOR the election as directors of the proposed nominees whose names are set out on the following pages,**

- **FOR the appointment of Ernst & Young LLP as auditors,**

- **FOR the approval of the amended and restated shareholder rights plan, and**

- **FOR management's proposals generally.**

What if there are amendments or if other matters are brought before the Meeting?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

As of the time of printing this Management Proxy Circular (the "Circular"), management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon.

You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Company not later than the last business day before the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

Who counts the votes?

Proxies are counted by CIBC Mellon Trust Company, the transfer agent of the Company.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements.

How are proxies solicited?

The Company's management requests that you sign and return the form of proxy to ensure your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, in writing or in person.

The Company may also use the services of outside firms to solicit proxies. The cost of soliciting proxies will be borne by the Company, and the Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares.

How can a non-registered shareholder vote?

If your Common shares are not registered in your own name, they will be held in the name of a "nominee", which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares. For that reason, you have received this Circular from your nominee together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure your shares will be voted. If you are a non-registered shareholder who has voted and you want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a non-registered shareholder vote in person at the Meeting?

Since the Company may not have access to the names of its non-registered shareholders, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting.

Section 2:   Business of the Meeting

Report of the Directors and Consolidated Financial Statements

A copy of the Company's Annual Report for the year ended October 31, 2005 is being mailed concurrently with this Circular. The financial statements for the fiscal year ended October 31, 2005, the management's discussion and analysis, and the report of the auditors are included in the Company's Annual Report.

Election of Directors

At the Meeting, 11 directors, 10 of whom are independent, are to be elected to serve until the next Annual Meeting or until their successors are duly elected or appointed. **Unless authority is withheld, the management nominees named in the enclosed Proxy Form intend to vote FOR the election of the nominees proposed below, all of whom are or will be on the date of the Meeting serving as directors of the Company.**

If any nominee is, for any reason, unavailable to serve as a director, proxies in favour of management nominees will be voted for another nominee at their discretion unless authority has been withheld in the Proxy Form.

New Appointees during the Year

The Company is pleased that during the year Thomas Caskey and Jim MacDonald joined the Board. Jim MacDonald was also appointed as a member of the Audit Committee. In addition, Richard McCoy joined the Company as an Observer on July 5, 2005 and has been appointed to the Board to be effective January 27, 2006.

Retirements from Board

John Rogers retired on October 31, 2005 after 33 years of service to MDS, 10 of which he served as the President and CEO and 12 of which he served as a director of the Company. We thank him for his commitment and dedication to building MDS from a local laboratory provider into a global life sciences company.

John Evans, who has been on the Board since 1989 and who served as Lead Director and Chair of the Human Resources & Compensation Committee, and Clarence Chandran, who has been a Board member since 2001, will be retiring from the Board immediately prior to the Meeting. The Company wishes to thank both John and Clarence for their significant contributions to MDS over the years.

The information set out below, as to shares beneficially owned or over which control or direction is exercised, is as of October 31, 2005 and has been provided by the respective nominee. In addition, based upon information provided by the nominees, none of them serve together as directors on the boards of other companies.



Paul S. Anderson, 67
Lansdale, Pennsylvania, USA

Shares: 0
DSUs[2]: 8,889
Options[3]: 10,000

Dr. Anderson is a Corporate Director, having retired in 2002 after a 40-year career in the pharmaceutical industry. From 2001 to 2003, Dr. Anderson was Vice-President, Drug Discovery at Bristol-Myers Squibb (a global pharmaceutical company in Wilmington, DE) and, from 1995 to 2001, was Sr. Vice-President, Chemical & Physical Science of DuPont Pharmaceuticals Company. Dr. Anderson is also a director of Albany Molecular Research, The Chemical Heritage Foundation and on the board of trustees of The Gordon Research Conferences.

MDS Board Details
- Director since May 28, 2003
- Member of: Environment, Health & Safety Committee
- Independent[1]

Attendance: 14/14 Board
             4/4   Environment Health & Safety



C. Thomas Caskey, 67
Lancaster, South Carolina, USA

Shares: 0
DSUs[2]: 3,119
Options[3]: 0

Dr. Caskey was the Founding Director of Cogene BioTech Ventures Ltd. (a venture capital fund founded in 2000 which specializes in early stage investments of biologic therapeutics, devices and medical management in Houston, TX) and has served as Managing Director since that time. From 1994 to 2000, he was Senior Vice-President, Human Genetics and Vaccines Discovery of Merck Research Laboratories. Dr. Caskey has also served Baylor College of Medicine in several capacities for nearly 30 years and continues to be an Adjunct Professor. Dr. Caskey currently serves as the President of the Texas Academy of Medicine, Engineering and Science. He is a member of the Institute of Medicine and the National Academy of Sciences and serves on the boards of a number of private and public corporations including Lexicon Genetics, EnVivo Pharmaceuticals, Inc., Odyssey Thera and Argolyn Biosciences, Inc.

MDS Board Details
- Director since March 30, 2005
- Independent[1]

Attendance: 7/8 Board



Stephen P. DeFalco, 44
Toronto, Ontario, Canada

Shares: 0
DSUs[5]: 0
Options[3]: 400,000

Mr. DeFalco is President & Chief Executive Officer of MDS. Mr. DeFalco joined MDS from U.S. Genomics (a biotech tools company headquartered in Woburn, MA) where he was Chairman and CEO. Prior to his role at U.S. Genomics, he was President of PerkinElmer Instruments and Senior Vice-President of PerkinElmer, Inc. (a life sciences company headquartered in Wellesley, MA). Mr. DeFalco also previously worked at United Technologies, McKinsey & Company and IBM. Mr. DeFalco is a director of BioProcessors Corporation and the Sciex Joint Venture with PerkinElmer and the Sciex Joint Venture with Applera.

MDS Board Details
- Director since July 1, 2005
- Related[4]

Attendance: 4/4 Board



William A. Etherington, 64
Toronto, Ontario, Canada

Shares: 10,000
DSUs[2]: 13,490
Options[3]: 15,500

Mr. Etherington is Chairman of the Canadian Imperial Bank of Commerce (a major Canadian chartered bank). Prior to 2001 Mr. Etherington was Senior Vice President & Group Executive, Sales & Distribution, IBM Corporation (a global information technologies company headquartered in Armonk, NY), and Chairman, President & CEO, IBM World Trade Corporation. Mr. Etherington is also a director of Celestica Inc. and Dofasco Inc.

MDS Board Details
- Director since August 1, 2001
- Member of: Audit Committee
  Corporate Governance & Nominating Committee
- Independent[1]

Attendance: 13/14 Board
8/8 Audit
3/3 Corporate Governance & Nominating



Robert W. Luba, 63
Toronto, Ontario, Canada

Shares: 8,200
DSUs[2]: 19,405
Options[3]: 63,600

Mr. Luba is President of Luba Financial Inc. (an investment company in Toronto, ON). Prior to 1994 he was President and CEO of Royal Bank Investment Management Inc., President of Crown Life Insurance Company and Sr. Vice-President of John Labatt Limited. Mr. Luba is also a director of Vincor International Inc., AIM Trimark Investments, ATS Automation Tooling Systems, Menu Foods Income Fund and KPC Income Fund.

MDS Board Details
- Director since March 19, 1996
- Member of: Audit Committee (Chair)[6]
- Independent[1]

Attendance: 14/14 Board
8/8 Audit



James S. A. MacDonald, 60
Toronto, Ontario, Canada

Shares: 0[7]
DSUs[2]: 5,019
Options[3]: 0

Mr. MacDonald is and has been Chairman and a Managing Partner of Enterprise Capital Management Inc. (an investment management company) for the last five years. Mr. MacDonald is also Chairman of VFC Inc., a director of Capitol Energy Resources Ltd., Rogers Sugar Inc. (and a trustee of the Rogers Sugar Income Fund) and Superior Plus Inc.

MDS Board Details
- Director since July 5, 2005
- Member of: Audit Committee[6]
- Independent[1]

Attendance: 3/3 Board
3/3 Audit



John T. Mayberry, 61
Burlington, Ontario, Canada

Shares: 3,000
DSUs[2]: 18,385
Options[3]: 0

Mr. Mayberry is a Corporate Director. From 2002 to 2003, Mr. Mayberry was Chair of the Board and CEO, Dofasco Inc. (an international steel manufacturer headquartered in Hamilton, ON), and from 1993 to 2002, he was President & CEO of Dofasco Inc. Mr. Mayberry is also a director of Scotiabank and Inco Inc.

MDS Board Details
- Director since January 1, 2004
- Non-Executive Chair of the Board since October 27, 2004
- Ex-officio Member of all Standing Committees
- Independent[1]

Attendance: 14/14   Board

Mr. Mayberry attended a majority of the meetings of the Standing Committees as an ex-officio member.



Richard H. McCoy, 63
Toronto, Ontario, Canada

Shares: 0
DSUs[2]: 3,021[8]
Options[3]: 0

Mr. McCoy is a Corporate Director. Mr. McCoy has been in the investment banking business for over 35 years. Prior to retiring in 2003, he was Vice-Chairman, Investment Banking at TD Securities Inc. (one of Canada's largest investment firms in Toronto, ON). Prior to joining TD Securities Inc. in May of 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy also serves as a director of ACE Aviation Holdings Inc., Rothmans Inc., Public Storage Canadian Properties, Uranium Participation Corporation, Aberdeen Asia-Pacific Income Investment Company Limited and Pizza Pizza Royalty Income Fund.

MDS Board Details
- Will become a director effective January 27, 2006
- Independent[1]



Mary A. Mogford, 61
Newcastle, Ontario, Canada

Shares: 3,150
DSUs[2]: 10,442
Options[3]: 36,200

Ms. Mogford is a Corporate Director and a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario. Ms. Mogford is also a director of Falconbridge Limited, the Potash Corporation of Saskatchewan and Sears Canada, and a member of the Altamira Advisory Council. Ms. Mogford is a Fellow of the Institute of Corporate Directors (ICD) and in 2004 was accredited through the ICD/Rotman School of Business' Directors Education Program.

MDS Board Details
- Director since April 1, 1998
- Member of: Corporate Governance & Nominating Committee (Chair)
              Human Resources & Compensation Committee
              Environment, Health & Safety Committee
- Independent[1]

Attendance: 14/14   Board
                3/3   Corporate Governance & Nominating
                5/5[9]   Human Resources & Compensation
                4/4   Environment, Health & Safety



Kathleen M. O'Neill,
52
Toronto, Ontario,
Canada

Shares: 0
DSUs[2]: 6,339
Options[3]: 0

Ms. O'Neill is a Corporate Director and was an Executive Vice-President with BMO Bank of Montreal (a major Canadian chartered bank) until January 2005. Prior to joining BMO Bank of Montreal in 1994, Ms. O'Neill was a partner at PricewaterhouseCoopers, in Corporate Taxation Practice. Ms. O'Neill is a Fellow of the Institute of Chartered Accountants of Ontario and in 2005 was accredited through the Institute of Corporate Directors/Rotman School of Business' Directors Education Program. She is a member of the Board of Directors of TSX Group Inc., Hydro One Inc. and the Canadian Chamber of Commerce where she chairs its Health Care Task Force. Ms. O'Neill is past Chair of the Board of St. Joseph's Health Centre in Toronto and is active on several other non-profit boards.

MDS Board Details
- Director since March 10, 2005
- Member of: Audit Committee
- Independent[1]

Attendance: 9/9 Board
5/5 Audit



Nelson M. Sims, 58
Key Largo, Florida,
USA

Shares: 5,000
DSUs[2]: 13,835
Options[3]: 15,500

Mr. Sims is a Corporate Director with over 35 years experience in the Pharmaceutical Industry. Mr. Sims served as an executive with Eli Lilly and Company (a global pharmaceutical company) for 28 years prior to his retirement in 2001. His assignments included President of Eli Lilly Canada from 1991 - 1999. Mr. Sims was President and CEO of Novavax, Inc. (a biopharmaceutical company headquartered in Malvern, PA) from 2003 to 2005. Mr. Sims has served as a corporate director and consultant for several biotech companies.

MDS Board Details
- Director since May 1, 2001
- Member of: Environment, Health & Safety Committee (Chair)
- Independent[1]

Attendance: 11/14[10] Board
4/4 Environment, Health & Safety Committee

---

1 Each of the directors, other than Stephen DeFalco, has been determined by the Board to be free of any relationship which could materially interfere with his or her ability to act in the best interests of the Company and to meet the criteria to be considered independent as described in the corporate governance guidelines of the Ontario Securities Commission National Policy 58-201 and NYSE corporate governance rules.

2 Independent directors have the option of receiving their compensation in the form of deferred share units (or DSUs) under the MDS Deferred Share Unit Plan for Non-Executive Directors.

3 Effective November 1, 2003, the Board of Directors discontinued all further grants of stock options to independent directors under the MDS Stock Option Plan. Outstanding options granted prior to November 1, 2003 remain in effect with no amendments.

4 Stephen DeFalco, the President and CEO of the Company, is the only non-independent director.

5 As an employee director, Mr. DeFalco does not participate in the MDS Deferred Share Unit Plan for Non-Executive Directors. However, Mr. DeFalco has a contingent entitlement to 50,000 PSUs (see table *Share Unit Awards Granted During Fiscal 2005* on page 24).

6 Robert Luba, Chair of the Audit Committee, is a Fellow of the Institute of Chartered Accountants (FCA). He currently serves on four other audit committees, and is an audit committee financial expert as defined in applicable securities regulations and as determined by the Board. Mr. MacDonald, currently a member of the Audit Committee, serves on three other audit committees. The Board has considered the number of audit committees on which both Messrs. Luba and MacDonald currently serve and is satisfied that they have the necessary time to fulfill their responsibilities on the Committee (see *The Committees* on page 31).

7 Enterprise Capital, its associates, affiliates and funds over which it has sole or shared discretionary management, beneficially own approximately 6,749,448 shares in MDS as at the date of the Circular. Mr. MacDonald has advised however that he does not have dispositive or voting control with respect to such shares.

8 Mr. McCoy holds 3,021 DSUs received in his capacity as Observer with respect to meeting fees, retainers and initial and annual grants.

9 Ms. Mogford joined the Human Resources & Compensation Committee after the Annual Meeting in March 2005.

10 Mr. Sims attended all regularly scheduled Board meetings. The Board meetings he was unable to attend were ad hoc phone meetings.

Directors' Share Ownership

The table below shows, as at October 31, 2005, the number of Common shares of the Company owned by each director, the number of deferred share units ("DSUs") held by each director under the Company's Deferred Share Unit Plan for Non-Executive Directors ("DSUP" – see specifics in section entitled *Director Deferred Share Unit Plan* on page 14 of this Circular), the change in holdings from October 31, 2004 to October 31, 2005, and how much each director is required to invest to meet the minimum share ownership requirements established by the Company (for the non-executive directors, see specifics in section entitled *Director Share Ownership Guidelines* on page 15 of this Circular and, for Mr. DeFalco, see the specifics that apply to him as President and Chief Executive Officer in the section entitled *Share Ownership* under *Report on Executive Compensation* on page 21 of this Circular). The total value of Common shares and DSUs is the amount each director has at risk in the Company as at October 31, 2005.

Director	Year[1]	Common Shares (#)	DSUs (#)	Common Shares And DSUs (#)	Total At-Risk Value Of Common Shares And DSUs ($)	Share Ownership Requirement ($)	Target Date For Share Ownership To Be Met (mm/dd/yy)
Paul S. Anderson	2005	-	8,889	8,889	170,846	125,000	already met
	2004	-	3,948	3,948	78,407		
	Change	nil	+ 4,941	+4,941	+92,439		
C. Thomas Caskey	2005	-	3,119	3,119	59,947	125,000	03/30/08
	2004	-	-	-	-		
	Change	nil	+ 3,119	+3,119	+59,947		
Stephen P. DeFalco[2]	2005	-	-	-	-	3,000,000	07/05/10
	2004	-	-	-	-		
	Change	nil	nil	nil	nil		
William A. Etherington	2005	10,000	13,490	23,490	451,477	125,000	already met
	2004	10,000	7,802	17,802	353,547		
	Change	nil	+5,688	+5,688	+97,930		
Robert W. Luba	2005	8,200	19,405	27,606	530,587	125,000	already met
	2004	8,200	11,439	19,639	390,030		
	Change	nil	+7,966	+7,966	+140,556		
James S. A. MacDonald	2005	-	5,019	5,019	96,465	125,000	07/05/08
	2004	-	-	-	-		
	Change	nil	+5,019	+5,019	+96,465		
John T. Mayberry[3]	2005	3,000	18,385	21,385	411,019	1,000,000	10/27/07
	2004	3,000	7,837	10,837	215,222		
	Change	nil	+10,548	+10,548	+195,796		
Mary A. Mogford	2005	3,150	10,442	13,592	261,238	125,000	already met
	2004	3,150	7,277	10,427	207,080		
	Change	nil	+3,165	+3,165	+54,158		
Kathleen M. O'Neill	2005	-	6,339	6,339	121,835	125,000	03/10/08
	2004	-	-	-	-		
	Change	nil	+6,339	+6,339	+121,835		
Nelson M. Sims	2005	5,000	13,835	18,835	362,008	125,000	already met
	2004	5,000	8,410	13,410	266,322		
	Change	nil	+5,425	+5,425	+95,686		

1   The Common share price for purposes of calculating units issued is calculated from the average closing price for the Common shares for the five-day period ended October 31, 2005 ($19.22). The Common share price for purposes of calculating units issued is calculated from the average closing price for the Common shares for the five-day period ended October 31, 2004 ($19.86).

2   Mr. DeFalco has a contingent entitlement to 50,000 PSUs (see table *Share Unit Awards Granted During Fiscal 2005* on page 24).

3   John Mayberry's remuneration was increased from $150,000 to $200,000 in July 2005. Mr. Mayberry has three years from that date to meet the 5.0 x share ownership guidelines related to such increase.

4   All independent directors have either met or are on track to meet the share ownership guidelines (4.0 x annual retainer) within the three-year period from their initial election to the Board, or in Mr. Mayberry's case from his appointment as Non-Executive Chair. Mr. DeFalco is also on track to meet the share ownership requirements (4.0 x salary) applicable to him as President and CEO within the five-year period from his appointment.

Appointment of Auditors

The management nominees named in the enclosed Proxy Form intend to vote FOR the reappointment of Ernst & Young LLP, as auditors of the Company, to hold office until the next Annual Meeting of Shareholders. Ernst & Young LLP has served as the Company's auditor for more than five years.

Auditor Evaluation

The Audit Committee reviews, with senior financial management and the auditors, on an annual basis, the performance of the auditors and auditor independence and rotation. In fiscal 2004, a new audit partner at Ernst & Young LLP was appointed as audit partner for the Company's account. In addition, an Ernst & Young LLP partner, independent of the Company's account, is responsible for reviewing all significant accounting and audit decisions.

During fiscal 2005, Ernst & Young LLP served as the auditor of MDS and was also the auditor of the subsidiaries of the Company that required a separate audit opinion be rendered on their entity financial statements for statutory or other reasons.

In 2003, the Audit Committee of the Board approved a policy that determined and limited the types of engagements on which the services of Ernst & Young LLP might be used. Such services are limited to the types of engagements, for which a summary of fees for the last two years is provided below. The intention to engage Ernst & Young LLP and the fees to be charged are subject to pre-approval by the Audit Committee.

The fees for all services performed by the auditors for the years ended October 31, 2005 and October 31, 2004 are set out below.

	2005	2004
Audit services	$ 1,984,000	$ 1,819,000
Audit-related services	392,000	429,000
Tax services	310,000	704,000
Total	**$ 2,686,000**	**$ 2,952,000**

Audit Services – an audit engagement is one in which Ernst & Young LLP, or a foreign affiliate, has been hired to render an audit opinion on a set of financial statements or related financial information. These engagements include the opinion issued on the consolidated financial statements of MDS, the opinions issued on subsidiaries of MDS as required by statute in certain jurisdictions, and opinions issued on the financial statements of subsidiaries

or entities over which MDS exercises management discretion. The latter category includes audit opinions issued on Pension Plans established for the benefit of MDS employees.

Audit-Related Services – an audit-related engagement is one in which some sort of assurance is provided that is not an audit opinion or one which supports the ability of Ernst & Young LLP to render an audit opinion in an indirect manner. Such engagements include reviews of the interim financial statements, the reports of which are provided to the Audit Committee, accounting assistance and advice, systems and internal controls reviews associated with our Common Business Systems implementation, planning work associated with our Sarbanes-Oxley compliance program, and translation services related solely to our filed financial reports. From time to time, Ernst & Young LLP may also be engaged to provide audit-related services in connection with acquisitions, including audits of transaction date balance sheets and similar services.

Tax Services – a tax engagement is one in which Ernst & Young LLP has been engaged to provide tax services, including assistance with tax compliance and tax advice and planning. Tax compliance assistance is generally provided to the foreign subsidiaries of MDS and to certain entities that are controlled by MDS but in which there are other minority interests. Tax compliance services include assistance with the preparation and filing of tax returns, assistance in dealing with tax audits, and in prior years, personal tax assistance provided to participants in the Company's expatriate tax program. Tax advice and planning services are provided to the Company and many of its subsidiaries and relate to both income taxes and sales and use taxes.

Pre-Approval Policy for External Auditor Services – the Audit Committee has adopted processes for the pre-approval of engagements for services of its external auditors.

The Audit committee's policy requires pre-approval of all audit and non-audit services provided by the external auditor. The policy identifies three categories of external auditor services and the pre-approval procedures applicable to each category, as follows:

(1) Audit and audit-related services – these are identified in the annual audit service plan presented by the external auditor and require annual approval. Changes to these fees are

reported to the Audit Committee at least quarterly.

  (2) Pre-approved list of non-audit services – non-audit services which are reasonably likely to occur have been identified and receive general pre-approval of the Audit Committee, and as such, do not require specific pre-approvals. The term of any general pre-approval is 12 months from approval unless otherwise specified. The Audit Committee annually reviews and pre-approves the services on this list.

  (3) Other proposed services – all proposed services not categorized above are brought forward on a case-by-case basis and specifically pre-approved by the Audit Committee.

All fees paid to the independent auditors for 2005 were approved in accordance with the pre-approval policy.

Shareholder Proposals

There are no shareholder proposals to be considered at the Meeting. Shareholder proposals to be considered for inclusion in next year's Management Proxy Circular for the Company's 2007 Annual Meeting of Shareholders must be submitted no later than October 2, 2006.

Amended and Restated Shareholder Rights Plan

Introduction

The Company originally implemented a shareholder protection rights agreement on March 3, 2000. This was amended and restated by an amended and restated shareholder protection rights agreement dated March 6, 2003 (the "**2003 Rights Plan**"). The Board has now approved an amended and restated shareholder rights plan agreement to amend and restate the 2003 Rights Plan (the "**2006 Rights Plan**") so as to continue the outstanding rights granted under the predecessor shareholder protection rights plans on the terms and conditions of the 2006 Rights Plan and to reconfirm the continued issuance of the rights. A summary of the terms and conditions of the 2006 Rights Plan is contained in Schedule B.

Shareholders will be asked at the Meeting to vote on a resolution, the text of which is set out in Schedule A (the "**Rights Plan Resolution**"), to ratify, confirm and approve the adoption of the 2006 Rights Plan. **To continue a shareholder rights plan for the Company beyond the termination of the Meeting, the Rights Plan Resolution must be passed by a majority of the votes cast by**

Independent Shareholders (as defined in the 2006 Rights Plan) who vote in respect thereof. At the date of this Circular, the Company believes that all shareholders are Independent Shareholders.

The Company has reviewed the 2006 Rights Plan for conformity with current practices of Canadian companies with respect to shareholder protection rights plans and has determined that since March 2003, when the 2003 Rights Plan was approved by shareholders, there have been a small number of minor changes in those practices. These changes have been made to the 2006 Rights Plan. **The Company believes that the 2006 Rights Plan preserves the fair treatment of shareholders, is consistent with current best Canadian corporate practice and addresses institutional investor guidelines.**

The 2006 Rights Plan was not adopted in response to or in anticipation of any pending or threatened take-over bid. It is not intended to and will not prevent a take-over of the Company.

The 2006 Rights Plan does not reduce the duty of the Board to act honestly, in good faith and in the best interests of the Company and its shareholders, and to consider on that basis any offer made, nor does the 2006 Rights Plan alter the proxy mechanisms to change the Board, create dilution on the initial issue of the rights or change the way in which Common shares trade.

Objectives of the 2006 Rights Plan

The purpose of the 2006 Rights Plan is to encourage an offeror either to make a Permitted Bid (as defined below), without approval of the Board, having terms and conditions designed to meet the objectives of the 2006 Rights Plan, or to negotiate the terms of the offer with the Board. Failure to do either creates the potential for substantial dilution of the offeror's position.

The purpose of the 2006 Rights Plan is to address the following concerns that are widely held to be inherent in the provisions of current legislation governing take-over bids in Canada:

Time

Although the minimum period for a take-over bid has been increased from 21 days to 35 days, the Board is of the view that 35 days still constitutes an insufficient amount of time to permit the Board and the shareholders to assess an offer and for the Board to negotiate with the offeror, solicit competing offers and otherwise try to maximize shareholder value. The 2006 Rights Plan provides that a Permitted Bid must be open for at least 60 days and must remain open for a further period of 10 business days after the offeror publicly announces that more than 50% of the outstanding Voting Shares (as defined in the 2006 Rights Plan) held by Independent Shareholders have been deposited or tendered and not withdrawn.

Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate because, in failing to tender, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial bid where the offeror wishes to obtain a control position but does not wish to acquire all of the Common shares. The 2006 Rights Plan contains a shareholder approval mechanism in the Permitted Bid definition, which is that no Voting Shares may be taken up and paid for under the bid unless more than 50% of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered and not withdrawn. By requiring a Permitted Bid to remain open for acceptance for a further period of 10 business days following public announcement that more than 50% of the outstanding Voting Shares have been deposited, a shareholder's decision to accept a bid is separated from the decision to tender, lessening concern about undue pressure to tender to the bid.

Unequal Treatment of Shareholders

Under current securities legislation, an offeror may obtain control or effective control of the Company without paying full value, without obtaining shareholder approval and without treating all of the shareholders equally. For example, an offeror could acquire blocks of shares by private agreement from one or a small group of shareholders at a premium to market price which premium is not shared with the other shareholders. In addition, a person could slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among all shareholders. Under the 2006 Rights Plan, if a take-over bid is to qualify as a Permitted Bid, all offers to acquire 20% or more of the Company's outstanding Voting Shares must be made to all shareholders.

Effect of the Rights Plan

It is not the intention of the Board to entrench themselves or avoid a bid for control that is fair and in the best interests of shareholders. For example, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the 2006 Rights Plan, regardless of the acceptability of the bid to the Board. Furthermore, even in

the context of a bid that does not meet the Permitted Bid criteria, the Board must act honestly and in good faith with a view to the best interests of the Company and its shareholders.

Generally, the board of directors of a company confronted with an unsolicited take-over bid will not be allowed to maintain a shareholder rights plan indefinitely to keep a bid from the shareholders; however, Canadian securities regulators have indicated that so long as the board is actively and realistically seeking value-maximizing alternatives, shareholder rights plans serve a legitimate purpose.

In the event of an unsolicited take-over bid, the Board believes that the dominant effect of the 2006 Rights Plan will be to enhance shareholder value, ensure equal treatment of all shareholders in the context of an acquisition of control, and lessen the pressure upon a shareholder to tender to a bid. The 2006 Rights Plan was not adopted or approved in response to or in anticipation of any pending or threatened take-over bid and the Board is not aware of any third party considering or preparing any proposal to acquire control of the Company.

Confirmation by Shareholders

If the Rights Plan Resolution is approved at the Meeting, the Company and CIBC Mellon Trust Company (the "**Rights Agent**") will enter into the Amended and Restated Shareholder Rights Plan Agreement to take effect at the end of the Meeting. If the Rights Plan Resolution is not approved at the Meeting, the rights and the 2003 Rights Plan will terminate, the 2006 Rights Plan will never become effective and the Company will no longer have any form of shareholder rights plan.

The Board reserves the right to alter any terms of or not to proceed with the 2006 Rights Plan at any time prior to the Meeting in the event that the Board determines, in light of subsequent developments, that to do so is in the best interests of the Company and its shareholders.

The complete text of the 2006 Rights Plan is available upon request. Shareholders wishing to receive a copy of the 2006 Rights Plan or the 2003 Rights Plan should submit their request by telephone, 416-213-4082, by facsimile, 416-675-4095, by e-mail, investorrelations@mdsintl.com, or by mail to MDS Inc., 100 International Blvd., Toronto, ON M9W 6J6, Attention: Corporate Secretary.

Recommendation of the Board

The Board has concluded that the reasons for the adoption of the 2003 Rights Plan continue to exist and the continuation of the 2006 Rights Plan is in the best interests of the Company and our shareholders. Accordingly, the Board unanimously recommends that the shareholders ratify, confirm and approve the 2006 Rights Plan by voting FOR the Rights Plan Resolution at the Meeting. **Unless instructed otherwise, the persons named in our form of proxy will vote FOR the Rights Plan Resolution.**

Section 3: Disclosure of Compensation and Other Information

Directors' Remuneration

Ten directors are independent and are remunerated by the Company solely in their capacity as directors. Stephen DeFalco, the President & CEO of the Company, receives no remuneration as a director.

Compensation for the independent directors is a combination of annual retainers, meeting fees and equity-based deferred share units ("DSUs") as described below. In lieu of stock options, upon appointment or election, a director receives $100,000 in DSUs which vest over three years and an annual grant of DSUs as noted below.   The compensation program for directors is reviewed and agreed to on an annual basis by the Corporate Governance & Nominating Committee, with the assistance of outside consultants. Overall compensation is established based upon a comparator peer group of companies on the TSX 100 with annual revenues of $1 billion to $4 billion and is currently established at the 50th percentile to the market.

The following table sets out the current annual retainers, DSU grant and meeting fees payable to independent directors:

Annual Retainer **CHAIRMAN**[1]	$200,000
Annual Retainer **DIRECTOR**	$25,000

Annual Retainer **COMMITTEE CHAIR**
        Audit
        Human Resources & Compensation
        Corporate Governance & Nominating
        Environment, Health & Safety
	$15,000
	$7,000
	$5,000
	$5,000

Annual Retainer **COMMITTEE MEMBER**
        Audit
        Human Resources & Compensation
        Corporate Governance & Nominating
        Environment, Health & Safety
	$5,000
	$3,000
	$3,000
	$3,000

Annual Grant Value of Deferred Share Units	$20,000
Each Board or Committee Meeting attended (in person or if held by telephone)	$1,500[2]

1   The Chair of the Board receives no additional retainers or meeting fees in his capacity as a director.
2   Directors who reside outside of Ontario or Quebec who are required to travel to Board meetings held in Ontario or Quebec are paid $3,000 per meeting.

In fiscal 2005 the annual retainer for the Non-Executive Chair increased from $150,000 to $200,000 and the fees for meetings held by telephone increased from $750 to $1,500. A number of special purpose committees ("Special Committees") were established to consider special initiatives. Any retainer or meeting fee for such Special Committees was determined at the time of creation of the Special Committee (see the following table for any Special Committee retainers or meeting fees paid in fiscal 2005).

Total remuneration paid to independent directors during the fiscal year ended October 31, 2005 is set out in the following table:

Name	Non-Executive Chairman Retainer ($)	Board Retainer ($)[2]	Standing Committee Chair Retainer ($)	Standing Committee Member Retainer ($)	Special Committee Retainer ($)[3]	Board Attendance Fee ($)	Standing Committee Attendance Fee ($)	Total Fees Paid ($)	Portion Of Fees Taken In Cash Or In DSUs
Paul S. Anderson		25,000		3,000		33,000	6,000	67,000	100% DSUs
C. Thomas Caskey		12,500				16,500		29,000	100% Cash
Clarence J. Chandran[1]		25,000		3,000		21,000	9,000	58,000	100% DSUs
William A. Etherington		25,000		8,000	25,000	22,500	13,500	94,000	100% DSUs
John R. Evans[1]		25,000	7,000	3,000		22,500	15,000	72,500	100% DSUs
Robert W. Luba		25,000	15,000		50,000	22,500	9,000	121,500	100% DSUs
John T. Mayberry	166,667							166,667	100% DSUs
James S. A. MacDonald		6,250		1,250	25,000	4,500	3,000	40,000	100% DSUs
Mary A. Mogford		25,000	5,000	4,500		22,500	18,000	75,000	Retainers in DSUs; Meeting Fees in Cash
Kathleen M. O'Neill		12,500		2,500	25,000	15,000	4,500	59,500	100% DSUs
Nelson M. Sims		25,000	5,000	2,500		31,500	10,500	74,500	100% DSUs

1   As set out earlier in this Circular, neither Dr. Evans nor Mr. Chandran will stand for re-election as directors.

2   Board and committee retainers are paid quarterly. Dr. Caskey and Ms. O'Neill had served as directors for two quarters and Mr. MacDonald one quarter as at October 31, 2005.

3   A Special Committee of the Board was established during the year to consider several significant initiatives. The Committee was composed of the members of the Audit Committee together with the Chair. The Committee was discontinued subsequent to the fiscal year-end.

Director Deferred Share Unit Plan

Directors have the option of electing to receive 100% of their total compensation, or 100% of their annual retainer (the "Elected Deferral"), in the form of DSUs under the MDS Deferred Share Unit Plan for Non-Executive Directors. Nine of the eleven independent directors have elected to receive all of their compensation in the form of DSUs.

Under the terms of the plan, on the last day of each fiscal quarter, a number of DSUs equal to the number of shares that could be purchased on the open market for a dollar amount equal to the Elected Deferral is credited to the account maintained by the Company for each independent director who has elected to participate in the plan.

In fiscal 2004, the issuance of stock options was discontinued and directors are now eligible, upon appointment and annually thereafter, to receive a grant of DSUs. In the fiscal year ended October 31, 2005, each director received DSUs valued at $20,000 as part of their overall compensation. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on MDS Common shares. DSUs are paid out when a director ceases to be a member of the Board. At such time, the director will receive, at his/her discretion, net of any applicable withholdings, either (i) a lump sum cash payment, or (ii) a number of shares purchased on the open market equal to their credit balance under the plan.

All Board fees are paid to all directors in Canadian dollars. Directors are reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings.

Director Share Ownership Guidelines

The Board of Directors believes that share ownership by directors is an important component in demonstrating both commitment to the Company and alignment with the interests of all shareholders. The MDS Board established in 2003 a guideline providing for each independent director to own shares in MDS (which include DSUs) with a value of 5.0 x times his/her annual retainer. Directors are given three years from the date of establishment of the guidelines or, if first elected after such date, three years from the date they are first elected to the Board to accumulate such ownership position.

Directors' and Officers' Liability Insurance

The bylaws of the Company provide for indemnification of the directors and officers, subject to certain limitations set out in the Canada Business Corporations Act, including that the directors and officers acted honestly, in good faith and with a view to the best interests of the Company. The Company has also entered into individual indemnity agreements with each of the directors.

MDS provides insurance for the directors and officers of the Company, its affiliates and subsidiaries against liability incurred by them in their capacity as directors or officers of the Company, its affiliates and subsidiaries.

The insurance policy provides coverage to a total limit of US$120,000,000 for the protection of the personal liability of the directors and officers and includes insurance to reimburse the Company for its indemnity of its directors and officers up to a limit of US$100,000,000 per loss. Each loss or claim for which the Company seeks reimbursement is subject to a US$1,000,000 deductible payable by the Company. The total annual premium for the directors' and officers' liability policy is US$1,500,000 which is paid in full by the Company.

Report on Executive Compensation

Overview

The Board of Directors has delegated to the Human Resources & Compensation Committee ("HRCC") responsibility for the oversight, review and approval of senior management's compensation philosophy and practices. As part of this mandate, the HRCC reviews Company and senior management performance, and makes recommendations to the Board of Directors on compensation for the CEO and his direct reports, including those whose compensation is set forth under the *Summary Compensation* table. In this Circular, such officers are referred to as the "Named Executive Officers". The HRCC also reviews and approves short-term, mid-term and long-term incentive designs and incentive awards for the senior management of the Company.

The HRCC consists of three independent directors. The HRCC reviews and makes recommendations to the Board on the CEO's compensation and reviews and approves the compensation for the CEO's direct reports. The Board as a whole reviews the recommendations of the HRCC and gives final approval on the compensation for the CEO.

In its review process, the HRCC relies on input from management on the assessment of executives and Company performance relative to plan. On a semi-annual basis the Company undertakes an extensive review and assessment of its senior talent pool and reports its findings to the HRCC. The assessment and review focuses on performance measurements for business units and senior management. Annually, the HRCC, with management input, presents the Board of Directors with an enterprise-wide succession plan, including detailed assessment of the senior management talent pool. During the compensation review process, the CEO presents the HRCC with the talent assessment results and compensation recommendations based on those results as well as market data.

The HRCC relies on external market studies prepared by independent compensation consultants to review and approve management's compensation recommendations. These studies provide market comparisons for appropriate peer groups representing a cross-section of Canadian- and US-based organizations of comparable size and complexity to MDS, including organizations that compete in the health and life sciences industries. During the most recent fiscal year, the HRCC authorized the engagement of Towers Perrin to work directly with management to provide specific support in determining compensation for senior management. This support included the provision of general market observations with respect to market practices and trends, including incentive plan design. Towers Perrin also provided management with input on selected incentive plan recommendations that management presented to the HRCC regarding the 2006 incentive plan design.

New Compensation Philosophy and Framework

In September 2005, the Company launched a new strategy for MDS that is focused on the higher growth global life sciences market. Implementation of the new strategy will result in a focus on three core life science businesses and higher organic growth, with most of the Company's revenues coming from outside of Canada.

To align the Company's executive compensation program with the Company's new strategy, the HRCC approved a number of changes to MDS's executive compensation program, as more fully detailed below. The key principles driving the changes are:

- greater weighting on pay for performance;

- reward shareholders first, management second;

- focus on sustained share price appreciation; and

- provide competitive compensation that retains, motivates and develops key managers, and supports the attraction of senior leadership talent from the global life sciences market.

Executive Compensation Pay and Performance Philosophy

The objective of the Company's compensation program is to attract and retain the senior leadership required to build superior, long-term shareholder value. The pay philosophy of the Company incorporates a strong "pay for performance" approach and provides competitive cash compensation and benefits with upside potential that is linked directly to shareholder value creation. In general, the Company's "target positioning" provides competitive pay (50th percentile to the market) for achieving target or expected performance, with above average pay (up to the 75th percentile to the market) when the Company has achieved exceptional performance when measured against its business plan. The HRCC also conducts comprehensive market reviews of the compensation philosophy and practices on a periodic basis to establish pay practices that are both competitive and reasonable and meet the program's objectives.

The total compensation program for senior management incorporates a pay for performance approach that is composed of the following components: "fixed compensation" that includes base salary, benefits and retirement and "performance-related compensation" that includes a short-term annual incentive plan, a mid-term incentive plan, and a long-term incentive plan.

Peer Group Companies

In prior fiscal years, the market data used to assess the competitiveness of base salary for our senior management group was based on local markets, where the executive was located. Performance-related compensation for senior management was assessed relative to the Canadian market, using market data from companies within the TSX 100, with revenues between $1 billion and $3 billion.

As a result of the new strategy announced in September 2005, the Company's market competitors will be increasingly from the global life sciences industry. In order to retain our top executives and attract new senior leadership to implement the strategy, the Company's talent pool and market competitive framework will migrate over time to reflect the global life sciences market for our most senior executives (i.e., the Chief Executive Officer and the Chief Executive Officer's direct reports).

Over the next three fiscal years, commencing with fiscal 2006, our intention is to transition from a Canadian peer group to a Global Life Sciences peer group for certain global roles within the top two executive pay levels (i.e., the Chief Executive Officer and the Chief Executive Officer's direct reports). The Global Life Sciences peer group consists primarily of U.S. listed global life sciences companies that compete with MDS, with revenues ranging from US$200 million to US$5 billion, and median revenues of US$1 billion.

For our other executives, we will continue to assess the market competitiveness of their base salary to the local market in which the executive resides. Performance-related compensation will continue to be assessed relative to a Canadian peer group of similar size and complexity. The Canadian peer group will be broadened to include Canadian autonomous companies in general industry with revenues between $1 billion and $4 billion.

Executive Compensation Framework

The HRCC approved a new executive compensation framework for senior management at MDS. The framework is aligned to MDS's business strategy and is being implemented for fiscal 2006. The compensation framework explicitly defines base salary ranges and performance-related pay opportunities for each level of executive. The compensation framework reflects the compensation philosophy and market positioning described previously. That is, competitive pay (50th percentile to the market) for achieving target or expected performance, with above average pay (up to the 75th percentile to the market) when the Company has achieved exceptional performance when measured against its business plan.

Executives are assigned to one of four distinct work levels, based on the position's level of accountability and work complexity, as well as external comparisons to comparable positions in the Company's peer groups. The following is a summary of the more specific changes and approaches to the executive compensation program as a result of implementing the new executive compensation framework:

- annually, executives will be granted Equity in the form of mid-term (MTIP) and long-term (LTIP) incentives;

- the weighting between MTIP and LTIP will vary by work level with greater weighting on LTIP at the most senior levels;

- each year, the Chief Executive Officer will recommend for HRCC approval, the amount of Equity (both MTIP and LTIP) to be granted to each of his direct reports, as well as the Equity pool to be granted to each business unit and/or corporate group;

- the value and amount of Equity grants for individual executives will be based on Company performance and the talent management process;

- each business unit and corporate group will be provided with the target equity mix (consisting of MTIP and LTIP) and a pool of equity based on that mix. Each business unit and corporate group head will have discretion on how much to allocate to each executive, subject to final approval by the Chief Executive Officer; and

- for the fiscal 2006 stock option grant, the stock option term will be reduced from ten years to seven years, and vesting of stock options will be changed from 20% per year to 33-1/3% per year.

Base Salary, Benefit and Retirement Programs

Each year, the HRCC reviews the individual salaries of the Named Executive Officers as well as other senior management. Adjustments are made where necessary to reflect market competitiveness (with reference to the median of the peer groups), individual performance, responsibility and experience. Benefit and retirement programs are designed to be market competitive.

Short-Term Incentive Plan

The short-term incentive plan is an annual bonus plan under which a cash bonus is paid to senior management following the end of the Company's fiscal year, based on the degree of achievement of established corporate goals, objectives and individual performance. The HRCC and the Board of Directors review Company and individual performance, and have final approval on the amount of bonus to be paid to each executive each year.

Corporate goals consist of both financial and non-financial metrics and may be based on both enterprise-wide and/or business unit performance, as applicable. For fiscal 2005, the financial component for business unit executives was based on the achievement of adjusted cash flow, operating income and return on capital targets established for each business unit. The financial component for the corporate group was based on the achievement of operating cash flow, earnings per share and return on equity targets established at the enterprise wide level. All executives were also subject to a non-financial component that was based on the development and successful implementation of strategies to position the Company to achieve its long-term goals.

For Named Executive Officers other than the CEO, the target bonus opportunity is 37.5% of base salary, and the maximum opportunity is 75% of base salary. Based on the assessment of performance over the fiscal 2005 year, including the achievement of certain financial and non-financial goals, a 50% average bonus was earned and approved for Named Executive Officers other than the CEO and the President, MDS Pharma Services, as compared with 26% in fiscal 2004. For the President, MDS Pharma Services, a 10% bonus was earned and approved for fiscal 2005.

Commencing with the fiscal 2006 year, the target bonus opportunity for Named Executive Officers other than the CEO, will be increased to between 40% and 45% of base salary and the maximum opportunity will be between 80% and 90% of base salary. The increased bonus opportunity reflects the median of the Canadian peer group.

Mid-Term Incentive Plan

Historically, the Company has implemented mid-term incentive plans for its senior management group. The intent of each MTIP has been to focus executives on specific goals and objectives over a two- to three-year time frame, to support and align with the Company's longer term strategy. The following summarizes the terms and conditions of each MTIP that is currently in place at MDS.

Mid-Term Incentive Plan (1999–2003)

For fiscal years 2000 through 2003, the Company's mid-term incentive plan was designed to reward its most senior executives for creating shareholder value that met or exceeded the returns of an appropriate index on the Toronto Stock Exchange (the S&P/TSX 60 Index) over a three-year performance period. Participating executives were awarded units (based on a percentage of base salary) on January 1st each year that vested based on the performance of MDS Common shares relative to the increase in such index over the three-year performance period. Units that did not vest were forfeited and no value was paid to the participant. One grant remains and the performance cycle and vesting period ends on December 31, 2005. These units will not vest and will be forfeited. No further units were granted under this plan following the 2003 fiscal year-end and the plan will terminate on December 31, 2005.

Mid-Term Incentive Plan (2004–2005)

The 2004–2005 MTIP was designed to support MDS's high performance strategies and company-wide change initiatives. Under the 2004–2005 MTIP, a portion of the 2004 and 2005 annual stock option grants to be awarded to all senior management were replaced with Performance Share Units ("PSUs") linked to specific operating margin improvement targets and achievement of defined change outcomes across the Company over a two-year performance cycle ending October 31, 2005. The number of units granted at target was "front loaded" in 2004 so that the total grant made in 2004 was intended to cover grants that would otherwise be made for both fiscal 2004 and 2005. Accordingly, no further grants were made under the plan for fiscal 2005, except in the case of a promotion or new hire.

Under the terms of the Plan, the units vest and pay out from 0% to 200% of the target grant, based solely on MDS's achievement of financial and non-financial performance levels over the 2004 and 2005 fiscal years. Units are paid out in cash, based on the number of vested units multiplied by the five-day average closing share price of MDS Common shares on the payment date.

At the time of grant, selected participants were offered the choice of electing to defer receipt of all or any part of the cash payment described in the preceding paragraph by choosing to receive all or any part of the vested portion of the PSUs in the form of DSUs. To the extent that a participant elected to receive DSUs, the vested units were credited to the participant's account as a bookkeeping entry and will continue to receive dividend equivalents in the form of additional DSUs, at the time dividends are paid on the underlying Common shares. The DSUs will only become payable when the participant leaves the employment of the Company.

Based on MDS's performance over the 2004-2005 performance cycle ending October 31, 2005, one-third of the target number of units were paid out, based on the five-day average closing share price of MDS Common shares on December 7, 2005. Where applicable, half of the vested units were paid out in DSUs on December 7, 2005.

Mid-Term Incentive Plan (2006)

The MTIP grant for fiscal 2006 will consist of Performance Share Units (PSUs). Other than the CEO and his direct reports, these units were granted in December 2005. The PSUs will vest in two equal tranches, based on achieving share price hurdles of $22 and $26. The term of the PSUs is three years and payout will occur at the later of 24 months from date of grant and achievement of each share price hurdle. Payout will be in the form of cash, equal to the number of vested units multiplied by the five-day average closing share price on the relevant payment date.

The number of PSUs granted was based on Company and individual performance. The HRCC approved the total pool of PSUs from which each business unit and the corporate group were provided with their pool of PSUs. Each business unit and corporate group has discretion on how much to allocate to each senior manager based on individual performance and potential, subject to final approval by the Chief Executive Officer.

For the CEO and his direct reports, the MTIP grant was enhanced and the grant was made on August 29, 2005 to align them to our new business strategy.   For such executives, 50% of the vested units will be paid in the form of deferred share units (DSUs), with the balance paid in cash, equal to the number of vested units multiplied by the five-day average closing share price at the time of distribution ("cashable units").

To encourage a voluntary deferral of the cashable units, these executives were given the option of receiving their cashable units in the form of DSUs. To the extent an individual elected to defer his/her cashable units into DSUs, the Company matched 50% of the cashable units deferred. All of the executives elected this deferral. These matching DSUs will be awarded once the PSUs vest. The matching DSUs will vest in two instalments; the first 50% will vest 12 months following the date the matching DSUs have been granted, with the balance vesting 24 months following the date the matching DSUs have been granted.

For retention purposes, a small group of executives were provided with restricted share units ("RSUs") during fiscal 2005 in recognition of the CEO succession process that occurred later in 2005. Executives who were granted RSUs and who are participating in the MTIP grant for key senior leaders were given the opportunity to voluntarily roll forward the unvested portion of their RSU grants into the MTIP. In such instances, the Company provided two PSUs for each RSU rolled over into the plan. RSU converted units were not eligible for conversion into DSUs and accordingly will not receive the DSU match.

Long-Term Incentive Plans

The MDS long-term incentive plan, which is intended to reinforce management's commitment to long-term improvement in both profitability and shareholder value, consists of an annual award of stock options. Eligible participants include senior management. The value and number of stock options granted to individual executives will be based on Company performance and the talent management process. Each business unit and corporate group will have discretion, based on individual performance and potential, to determine the number of stock options to grant to each senior manager, subject to final approval by the Chief Executive Officer.

The stock option grant to be made for fiscal 2006 will vest over three years and will expire after seven years.

The following table summarizes the current Stock Option Plan with respect to options granted and options remaining in reserve for future grant as of October 31, 2005.

Plan Category	Common Shares To Be Issued Upon Exercise Of Outstanding Options (#)	Weighted Average Exercise Price Of Outstanding Options ($)	Common Shares Remaining Available For Future Issuance Under The MDS Inc. Stock Option Plan (#)
Equity compensation plans approved by security holders	7,671,970	17.76	2,221,104
Equity compensation plans not approved by security holders	—	—	—
Total	7,671,970	17.76	2,221,104

In addition to the Stock Option Plan, the Company sponsors an Employee Share Ownership Plan under which all employees can purchase MDS Common shares at a price equal to 90% of the average market price of the shares traded on the Toronto Stock Exchange over the five trading days immediately preceding the date of purchase. Shares are purchased monthly at the beginning of each month. Employees can contribute up to the lesser of 10% of their salary, or $10,000, by payroll deduction. There were 200,294 shares remaining available for issuance under the share ownership plan as at October 31, 2005.

One of the Named Executive Officers, John Morrison, also participates in a long-term incentive plan sponsored by a subsidiary. Under the terms of that plan, participants were granted stock options in a subsidiary company that vest at a rate of 25% per annum and expire on the 10th anniversary of the date of grant. The amount paid on option exercise is based on increases in the value of the underlying shares from date of grant to date of exercise. At the time of each grant, Mr. Morrison was not participating in any other long-term incentive plan sponsored by the Company.

Chief Executive Officer Compensation

The HRCC assesses the overall performance of the CEO on the basis of his contribution to:

- the financial performance of MDS compared to specific objectives and targets established at the beginning of each fiscal year;

- the strategic goals and objectives required to foster, achieve and sustain long-term profitable growth and increased shareholder value;

- the leadership of the Company;

- the management of succession plans to provide continuity of leadership positions, including that of the CEO; and

- the quality of MDS's relationships with all stakeholders, including shareholders, customers, employees, governments and communities.

The HRCC's objective is to provide competitive compensation for the CEO based on overall performance.

Mr. DeFalco was hired on June 6, 2005 as Chief Operating Officer of the Company and transitioned into the role of Chief Executive Officer on July 1, 2005. In setting his compensation as Chief Operating Officer and then Chief Executive Officer, the HRCC, working with management, completed a detailed market review of comparable Canadian peer companies similar in size and complexity to MDS. Based on that market review, an overall compensation program was approved for fiscal years 2005, 2006 and 2007. The base salary developed for Mr. DeFalco for fiscal 2005 is based on the median of the Canadian peer group.

Mr. DeFalco's short-term incentive plan for fiscal 2005 provided a target award of 50% of annual base salary and a maximum award of 100% of annual base salary, based on the achievement of corporate and individual goals as approved by the HRCC and pro-rated to reflect his period of employment during fiscal 2005. Corporate goals included a financial component consisting of operating cash flow, earnings per share and return on equity targets; non-financial goals included developing and launching a new strategy for MDS focused on returning MDS to increased profitability and improving longer term shareholder value. Based on the performance achieved for fiscal 2005, Mr. DeFalco was awarded a bonus of 77% of his earned salary for fiscal 2005, reflecting both the performance of the Company in 2005, as well as his individual contribution.

Mr. DeFalco was also granted sign-on options to purchase Common shares at the then current market price. These options were granted on the date he signed his employment agreement April 22, 2005, and vest in equal instalments over three years and expire seven years from date of grant. The following table sets out Mr. DeFalco's aggregate 2005 compensation.

S. P. DeFalco, President and Chief Executive Officer	2005 $	2004 $	2003 $
CASH			
Base Salary[1]	291,667	-	-
Annual Bonus[2]	225,000	-	-
Sign-on Bonus	200,000	-	-
Total Cash	**716,667**	-	-
EQUITY			
Performance Share Units (PSUs)[3]	520,000	-	-
Stock Options[4]	2,347,800	-	-
Total Equity	**2,867,800**	-	-
Total Direct Compensation	**3,584,467**	-	-
Retirement Benefit[5]	69,375	-	-
TOTAL	**3,653,842**	-	-

1   The amount shown represents actual salary paid from June 6, 2005 to October 31, 2005 based on Mr. DeFalco's annual salary of $500,000 as COO from June 6th to June 30, 2005 and annual salary of $750,000 as CEO from July 1st to October 31, 2005.

2   The amount shown represents the annual bonus earned for fiscal 2005, pro-rated based on Mr. DeFalco's start date of June 6, 2005.

3   The amount shown represents the expected value of 50,000 PSUs using a $20 share price and an expected value of 52%. The PSUs will vest in two equal tranches, based on achieving two Company share price hurdles ($22 and $26). The term of the PSUs is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle. For more details please refer to *Mid-Term Incentive Plans*.

4   The amount shown represents the Black-Scholes Value of 400,000 sign-on options with an exercise price of $16.77 and a Black-Scholes Value of 35%. The options vest and become eligible for exercise at a rate of 33-1/3% per year commencing on the first anniversary of the date of the grant and the term is seven years from the date of grant.

5   The amount shown represents the actual retirement benefit contribution from June 6, 2005 to October 31, 2005. Mr. DeFalco's retirement benefit contribution is equal to 15% of total cash compensation (defined as salary plus target bonus for 2005).

John Rogers' Retirement

Mr. Rogers stepped down as the Chief Executive Officer of the Company on June 30, 2005. To assist in Mr. DeFalco's transition to Chief Executive Officer, Mr. Rogers accepted the position of Vice Chair of the Board for the period July 1, 2005 to October 31, 2005. Mr. Rogers retired from the Board and as Vice Chair on October 31, 2005.

On June 30, 2005, Mr. Rogers was provided with the following compensation, as more fully detailed in the *Summary Compensation* table that follows:

(1) In accordance with the terms of his pension arrangement, Mr. Rogers was provided with assets, as at June 30, 2005, that would provide him with a retirement benefit similar in value to an annual non-indexed pension of $494,424. In accordance with the terms of his pension arrangement, the pension was calculated based on two percent of Mr. Rogers' best three years' salary plus bonus of $763,000 multiplied by his 32.43 years of service with MDS. On the foregoing basis, the value of this pension was determined to be $9.3 million, and has been provided from a combination of registered and non-registered savings vehicles previously established for Mr. Rogers.

(2) In accordance with the terms of his employment contract, Mr. Rogers was paid a lump sum retirement amount equal to three times cash compensation, reduced by three years of deemed pension payable under the pension arrangement. The lump sum retirement amount paid to Mr. Rogers was $1,470,208.

(3) Mr. Rogers was also paid an amount equal to $245,380, representing payment of 7,236.6 deferred share units, 3,833.3 performance share units and 3,000 restricted share units that were previously awarded to him.

In addition to the above, Mr. Rogers was paid a fee in the amount of $150,000 for his services as Vice Chair of the Board from July 1, 2005 to October 31, 2005

In recognition of Mr. Rogers' contribution to the Company, stock options previously granted to Mr. Rogers were immediately vested on June 30, 2005. Mr. Rogers has been given three years from June 30, 2005 to exercise his vested options, unless the option term expires prior to June 30, 2008.

Loans

The Company has established a policy that prohibits the granting of any new loans to employees. There were no outstanding loans to Named Executive Officers or directors of the Company as at October 31, 2005.

Share Ownership

The Company encourages share ownership for all of its employees through its Employee Share Ownership Plan. In addition, the Company established share ownership guidelines for the Chief Executive Officer and his direct reports, which guidelines were approved by the HRCC in December of 2003. The objective of the share ownership guidelines is to encourage such executives who have direct or oversight responsibility for MDS's overall performance to accumulate a meaningful ownership stake in MDS Common shares, to foster an ownership culture and to align their long-term interests with those of other MDS shareholders. Following approval of the 2006 MTIP for key senior leaders, the minimum shareholding requirements of the CEO and his direct reports were increased to 4.0 x base salary for the Chief Executive Officer and 2.0 x base salary for his direct reports.

For the purposes of these guidelines, units granted under mid-term incentive plans (e.g., restricted share units, performance share units and deferred share units) are considered to be the equivalent of Company shares. The CEO and his direct reports are allowed a period of five years from the date of policy implementation, or the date of hire/promotion if later, in which to accumulate the required level of share ownership and progress is monitored on a periodic basis. The following table sets out the number of Common shares, PSUs, DSUs and RSUs held by the CEO and the Named Executive Officers, the total at-risk value of such holdings, share ownership guidelines and requirements for such officers and the target date for meeting such requirements.

Share Ownership as at October 31, 2005

Executive[1]	Common Shares[2] (#)	PSUs/RSUs/ DSUs[3] (#)	Total Share Ownership[4] (#)	Total At-Risk Value Of Share Ownership[5] (in $000s)	Share Ownership Guideline	Share Ownership Requirement[6] ($)	Target Date Share Ownership To Be Met[7] (mm/dd/yy)
S. P. DeFalco	0	50,000	50,000	961	4.0 x	3,000	8/29/2010
J. A. Rogers	110,247	30,900	141,147	2,713	3.0 x	1,800	already met
J. A. Morrison	26,203	19,523	45,726	879	1.5 x	583	already met
J. A. H. Garner	0	117,901	117,901	2,266	2.0 x	667	already met
J. M. Reid	6,044	107,259	113,303	2,178	2.0 x	630	already met
G. Godin	0	79,372	79,372	1,526	2.0 x	744	already met

1   Mr. Rogers' information is effective June 30, 2005, his retirement date.
2   Includes shares acquired through Company programs such as DPSP, GRSP, ESOP and DRIP.
3   Includes vested and unvested "Old" MTIP grants, F2004–2005 MTIP grant, RSUs, DSUs from SERP and F2006 MTIP granted on August 29, 2005.
4   Total share ownership is the sum of Common shares owned and PSUs/RSUs and DSUs.
5   Based on average share price of $19.22.
6   Based on three-year average salary as at October 31, 2005. The conversion rate for Mr. Godin's salary is US$1.20 = C$1.00.
7   Executives are given five years from the implementation of the guideline, date of appointment or effective date of an increase in the guideline to accumulate shares to achieve the required level of ownership. The date for Messrs. Rogers and Morrison is five years after implementation of the guideline and the remaining executives is based on the effective date of the increase in guideline. As at October 31, 2005, all of the Named Executive Officers except for the President and CEO achieved the required level of share ownership following their participation in the 2006 MTIP. The President and CEO recently joined the Company and is on track to meet the required level of share ownership.

Conclusion

It is the view of the HRCC that the compensation philosophy and principles, as well as the executive compensation levels for the Named Executive Officers, are appropriate for the size of the organization, the scope and complexity of the businesses managed, and the achievement of certain of the goals and objectives during the year.

The HRCC members are as follows:

John R. Evans, Chair

Clarence J. Chandran

Mary A. Mogford

Officers' Remuneration

Compensation of Named Executive Officers of MDS

The following Summary Compensation table provides a summary of the compensation earned by the Chief Executive Officer, the former Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"), for services rendered in all capacities during the three fiscal years ended October 31, 2005, where applicable. Specific aspects of this compensation are dealt with in further detail in the tables that follow.

Summary Compensation

Name And Principal Position	Fiscal Year	Annual Compensation [1]			Mid-Term And Long-Term Compensation			All Other Compensation ($) [8]
		Salary [2]	Bonus [3]	Retirement Payment [4]	Securities under Options Granted (#) [5]	Restricted, Performance or Deferred Share Units (#) [6]	Payouts ($) [7]	
S. P. DeFalco President & CEO	2005	291,667	225,000	69,375	400,000	50,000	-	202,132
	2004	-	-	-	-	-	-	-
	2003	-	-	-	-	-	-	-
J. A. Rogers Vice-Chairman former President & CEO	2005	425,000	195,000	9,296,000	46,000	3,000	338,203	1,476,801
	2004	591,667	150,000	-	46,000	23,000	0	7,897
	2003	544,167	165,000	-	57,500	4,900	-	9,137
J. A. Morrison Group President & CEO, Healthcare Provider Markets	2005	412,500	207,500	77,000	30,000	-	1,517,616	6,121
	2004	391,667	100,000	76,063	24,000	12,000	1,285,800	6,942
	2003	347,500	105,000	68,250	30,000	3,100	1,159,400	8,223
J. A. H. Garner EVP & Chief Financial Officer	2005	381,250	200,000	73,203	24,000	101,250	174,236	6,156
	2004	316,667	100,000	59,818	24,000	12,000	-	4,751
	2003	87,397	75,000	12,362	25,000	-	-	4,653
J. M. Reid EVP, Global Human Resources	2005	345,833	175,000	66,400	24,000	88,750	174,236	5,060
	2004	315,833	100,000	60,625	24,000	12,000	0	4,809
	2003	266,667	81,000	57,425	27,500	2,300	-	5,448
G. Godin President, MDS Pharma Services	2005	US$365,000	US$36,500	US$37,353	18,000	71,584	US$103,855	US$1,238
	2004	US$290,833	US$15,000	US$34,767	12,000	7,000	-	US$979
	2003	US$254,333	US$46,200	US$29,567	16,000	-	-	US$3,311

1   Annual compensation includes salary, bonus and retirement payment. The value of perquisites and other personal benefits for each Named Executive Officer was less than the lesser of $50,000 and 10% of total annual salary and bonus.
2   Base salary earned by the Named Executive Officers for the fiscal year. For Mr. DeFalco, the amount reflects his base salary pro-rated based on his start date of June 6, 2005. For Mr. Rogers, it reflects his base salary from November 1, 2004 to June 30, 2005, and his fee as Vice-Chairman from July 1st to October 31, 2005.
3   The annual bonus paid to Mr. DeFalco is pro-rated based on his start date of June 6, 2005. The annual bonus paid to Mr. Rogers is pro-rated based on his retirement date of June 30, 2005.
4   Mr. Rogers was provided at retirement with assets sufficient to provide a defined benefit promise. The amount shown represents the assets that were provided to him at retirement from a combination of registered and non-registered savings vehicles previously established for Mr. Rogers over his 32.43-year working career. For Messrs. DeFalco, Garner, Morrison and Reid, the Company pays annually, in respect of such officers, an amount equal to 15% of their respective annual cash compensation for the year. In the case of Mr. Godin, the Company pays 10% of his annual cash compensation for the year. See *Pension Plans* for more details.
5   Stock options granted in each of the fiscal years to the Named Executive Officers to acquire Common shares of the Company. For Mr. DeFalco the amount shown represents a one-time hiring grant and the options granted vest over a three-year period and expire after seven years. For all other Named Executive Officers, the options granted vest over a five-year period and expire after ten years.
6   Performance Share Units granted in 2003 will be cancelled on December 31, 2005. One-third of the Performance Share Units granted in 2004 vested and were paid out following HRCC approval. In 2004, the Company awarded Restricted Share Units to Messrs. Rogers (3,000), Garner (15,000), Reid (15,000) and Godin (10,000). All of those units vested for Mr. Rogers and were paid out following his retirement. For Messrs. Garner, Reid and Godin, one-third of those units vested (5,000, 5,000 and 3,333, respectively) and were paid out. Under the 2006 MTIP, the remaining unvested Restricted Share Units were converted to Performance Share Units and are reflected in the total number of Performance Share Units granted in Fiscal 2005. See *Mid-Term Incentive Plans* for more details.
7   Amounts shown represent payments made in the year in respect of mid- or long-term incentive grants awarded in previous years. See *Report on Executive Compensation* for more details. For Mr. Rogers, this includes payment of deferred share units, restricted share units and performance share units. For Mr. Morrison, this includes payment of long-term incentives and performance share units. For Messrs. Garner, Reid and Godin, this includes payment of one-third of their restricted share units and performance share units.

All figures in this column include premiums paid by the Company for term life insurance for each Named Executive Officer. For Mr. DeFalco the amount includes his one-time signing bonus of $200,000. For Messrs. Rogers and Morrison, they also include the dollar value of dividend equivalent amounts based on previous grants to him under the Mid-Term Incentive Plans. The amount for Mr. Rogers also includes his severance payment of $1,470,208.

Mid-Term Incentive Plan

The following tables show for each Named Executive Officer the number of Performance Share Units awarded under the Mid-Term Incentive Plan during the year ended October 31, 2005. As noted previously, no amounts were awarded under the 2004-2005 MTIP as the grants were made in 2004 and represented a two-year front-loaded grant. The amounts shown in the table below represent the 2006 MTIP grant that was accelerated for key senior leaders.

Under the terms of the 2006 Plan, the units will vest in two equal tranches, based on achieving specified share price hurdles. The term of the PSUs are three years and payout will occur at the later of 24 months from date of grant and achievement of each share price hurdle. The share price hurdles are $22 and $26. Payout will be in the form of DSUs and cash, unless the executive elected to receive full payment in the form of DSUs. All of the Named Executive Officers who are eligible to participate in the 2006 Plan elected payout in the form of DSUs. Messrs. Reid and Garner also elected to convert their unvested Restricted Share Units into Performance Share Units. The target grant shown below includes the 50% match on the cashable units deferred as well as converted Restricted Share Units. See section headed *Mid-Term Incentive Plan (2006)* for further details.

Once vested, the units will be credited to their account as a bookkeeping entry and will receive dividend equivalents in the form of additional DSUs, at the time dividends are paid on the underlying Common shares. The DSUs will only become payable when the participant leaves the employment of MDS.

Share Unit Awards Granted During Fiscal 2005

Name	Securities, Units, Or Other Rights (#)	Performance Or Other Period Until Maturation Or Payout	Estimated Future Payouts Under Non-Securities Price-Based Plans	
			Threshold (#)	Maximum (#)
S. P. DeFalco	50,000	October 31, 2008 [1]	25,000	50,000
J. A. Rogers	3,000	June 30, 2005 [2]	3,000	3,000
J. A. Morrison	0	n/a	0	0
J. A. H. Garner	101,250	October 31, 2008 [1]	50,625	101,250
J. M. Reid	88,750	October 31, 2008 [1]	44,375	88,750
G. Godin[3]	69,584	October 31, 2008 [1]	34,792	69,584

1   These units are all Performance Share Units that vest based on achieving share price hurdles and time. See *Mid-Term Incentive Plan (2006)* for more details.
2   These units are all Restricted Share Units and vested at retirement.
3   In addition to the Performance Share Units noted above, Mr. Godin was awarded a target grant of 2,000 Performance Share Units under the 2004 – 2005 MTIP upon his promotion to President, MDS Pharma Services. The performance period attributable to this grant of Performance Share Units ended on October 31, 2005 and was subject to a threshold number of 1,000 units and a maximum number of 4,000 units.

Stock Option Plan

The following table provides information on options to purchase Common shares granted during fiscal 2005 to the Named Executive Officers under the terms of the Company's Stock Option Plan. The HRCC grants options to eligible employees, including the CEO and other Named Executive Officers, for the purchase of a set number of Common shares at an exercise price based upon the market value of the shares (see note 2 under *Option Grants During Fiscal 2005*). Options granted during fiscal 2005, except for the Chief Executive Officer, are exercisable over a maximum 10-year period and vest in equal instalments over five years following the date of grant.   Options granted to the Chief Executive Officer are exercisable over a maximum seven-year period and vest in equal instalments over three years following the date of grant.

The Stock Option Plan was amended during the 2005 calendar year to cover the following situations:

- adoption of a retirement policy covering the vesting and exercise of stock options following a participant's retirement from the company;

- permitting appropriate adjustments to be made to the number of shares reserved under the plan and the shares available for purchase on option exercise where there is a change in the share capital of the company, including a corporate reorganization by way of subdivision, consolidation or other share reclassification;

- permitting the immediate vesting of unvested options under certain change of control situations, where the unvested options are not replaced with options of comparable value; and

- changing the stock option vesting provisions from a fixed 20% per year to a discretionary decision on the part of the HRCC to determine the appropriate vesting provisions for each grant of stock options.

Option Grants During Fiscal 2005

Name	Securities Under Options Granted[1] (#)	% Of Total Options Granted To Employees In Fiscal 2005	Exercise Price ($/Security)[2]	Market Value Of Securities Underlying Options On The Date Of Grant ($/Security)[2]	Expiration Date[3]
S. P. DeFalco	400,000	27.73%	16.77	16.77	22-Apr-12
J. A. Rogers	46,000	3.19%	17.75	17.75	22-Dec-14
J. A. Morrison	30,000	2.08%	17.75	17.75	22-Dec-14
J. A. H. Garner	24,000	1.66%	17.75	17.75	22-Dec-14
J. M. Reid	24,000	1.66%	17.75	17.75	22-Dec-14
G. Godin	18,000	1.25%	17.75	17.75	22-Dec-14

1 Number of options granted to the Named Executive Officer in fiscal 2005.
2 For purposes of the annual grant of options, the exercise price is the closing price of the shares on the Toronto Stock Exchange on the fifth trading day immediately following public disclosure of the annual financial results. The exercise price for grants, outside of the annual grant, is the closing price of the shares on the Toronto Stock Exchange on the trading day prior to grant, but in no event less than the closing price on the day of the grant.
3 Except for the Chief Executive Officer, stock options granted during fiscal 2005 vest or become eligible for exercise at a rate of 20% per year commencing on the first anniversary of the date of the grant and the term of each option is 10 years from the date of grant. For the Chief Executive Officer, options granted during fiscal 2005 vest or become eligible for exercise at a rate of 33% per year commencing on the first anniversary of the date of the grant and the term is seven years from the date of grant.

The following table shows, for each Named Executive Officer, the number of Common shares acquired through the exercise of stock options during fiscal 2005, the aggregate value realized upon exercise, and the number of Common shares covered by unexercised options under the Stock Option Plan as at October 31, 2005. Value realized upon exercise is the difference between the fair market value of Common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at fiscal year-end is the difference between the exercise price of the options and the fair market value of Common shares on October 31, 2005, which was $19.00 per share.

Aggregated Option Exercises During Fiscal 2005 and Financial Year-End Option Values

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options At October 31, 2005 (#)		Value Of Unexercised In-The-Money Options At October 31, 2005 ($)[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
S. P. DeFalco	0	0	0	400,000	0	892,000
J. A. Rogers	0	0	643,500	0	3,111,680	0
J. A. Morrison	0	0	216,500	85,200	785,520	38,800
J. A. H. Garner	0	0	14,800	58,200	2,000	33,000
J. M. Reid	0	0	55,760	72,700	54,247	31,000
G. Godin	0	0	35,000	45,000	42,710	23,140

1 Option values have been calculated based upon the closing price on October 31, 2005 of Common shares on the Toronto Stock Exchange, which was $19.00.

Pension Plans

Each of the Named Executive Officers other than Messrs. Rogers and Godin is entitled to a Company pension contribution equal to 15% of their total cash compensation (defined as salary plus previous year's bonus). For all such executives, the maximum amount allowed by the Canada Revenue Agency is contributed to a Canadian registered pension plan and the remainder is paid in cash each payroll period or in the form of DSUs, as elected by the executive. For Mr. Godin, the Company pension contribution is equal to 10% of total cash compensation, and this amount is contributed to a U.S. tax qualified pension vehicle with excess amounts credited to a supplementary plan. See section headed *John Rogers' Retirement* for further details on Mr. Rogers' pension arrangements.

Employment Contracts And Termination Of Employment

In September 2004, the Company entered into employment contracts with Messrs. Rogers, Garner, Morrison, Reid and Godin. The Company entered into an employment contract with Mr. DeFalco in fiscal 2005, upon commencement of his employment. The contracts set out the principal terms of the employment relationship with the Company, including the individual's overall role, the expectations of the Company around business practices including confidentiality, ethical behaviour and conflict of interest, and financial terms. In addition, the contracts detail the severance payments that will be provided on termination of employment and the consequent obligations of non-competition and non-solicitation.

The severance payment for Mr. DeFalco is equal to three times cash compensation and for Messrs. Garner, Morrison and Reid is equal to two times cash compensation. For Mr. Godin, the severance payment is equal to 1.6 times cash compensation. Cash compensation is defined as the sum of the individual's base salary, three-year average bonus, annual contribution to the retirement program plus the annual car allowance.

Change In Control Policy

The Company has an established policy governing termination of employment of the Named Executive Officers and certain other senior officers (including the CEO, the CEO's direct reports and business unit presidents) in the event of a change of control of the Company. The policy was adopted to provide that, in the event of a change of control, such officers would be committed to focusing their efforts on maintaining the continuity of the business and preserving shareholder value throughout the relevant period. The terms of the policy are reviewed on a periodic basis. The policy commits the Named Executive Officers to continuing in the employment of the Company for at least 12 months following a change of control and to enter into non-competition and non-solicitation agreements upon termination.

The principal terms of the current policy provide that, in the event of a change of control, the Named Executive Officers and certain other senior officers will be provided with a severance payment in the event that their employment is terminated by the Company without cause or by such officer for good reason within 24 months following the change in control. For all such officers except the CEO, the severance payment is equal to two times cash compensation. Cash compensation is defined as the sum of the individual's base salary, three-year average bonus, annual contribution to the retirement program plus the annual car allowance. For the CEO, the severance payment is equal to three times cash compensation. In addition to the severance payment, all options held by such officers will vest immediately upon termination and will remain exercisable until the earlier of the expiry date for each option or 12 months from the officer's date of termination. All other forms of equity-based compensation then held by such officers under the Company's mid-term incentive plans will continue to vest and be paid in the usual course, subject to the discretion of the HRCC to immediately vest and pay out all or a portion of such equity-based compensation.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common shares on October 31, 2000, with the cumulative total return of the Toronto Stock Exchange 300 Stock Index for the five most recently completed fiscal years. Dividends declared are assumed to be reinvested.



Total Return Index Values

	2000/10	2001/10	2002/10	2003/10	2004/10	2005/10
MDS Common Shares	100.00	70.75	74.14	66.72	67.66	64.74
S&P / TSX Composite Index	100.00	72.54	66.97	84.94	98.64	117.51

Assuming an investment of $100 and the reinvestment of dividends

Section 4:   Corporate Governance Policies and Practices

Strong, effective corporate governance is a necessary foundation to high performance and to shareholder confidence and has been and remains a key commitment at MDS.

As our shareholders are aware, a series of guidelines, rules, regulations, listing standards and legislation has been passed or adopted over the last several years to assist companies in establishing best practices and to address concerns about governance. These include the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE), the US Sarbanes-Oxley Act, and most recently in June of 2005, Ontario Securities Commission ("OSC") National Instrument 58-101 and National Policy 58-201 passed by the Canadian Securities Administrators.

The Board believes that its effectiveness is a combination of structure, membership and process; and individual director effectiveness is a combination of competence, behaviour and independence.

In developing MDS's policies and practices, the Board and the Corporate Governance & Nominating Committee ("CGNC") have carefully considered the Board's structure, membership and its processes.

In June of 2004, the Board adopted corporate governance guidelines and practices which may be found on the Company website at www.mdsinc.com under *Corporate Governance/Governance Guidelines.* The practices are reviewed by the CGNC on an annual basis and changes made where appropriate. Set out below are certain changes in practices implemented in 2005 as well as certain key policies and practices that are, in the Company's view, essential in creating a Board and committees that can function effectively and add significant value to the Company and that evidence in a transparent manner the various roles and shared responsibilities of both management and the Board. In addition, Schedule C to this Circular describes the Company's various governance practices with reference to the corporate governance guidelines set out in OSC National Policy 58-201 and in certain cases U.S. regulatory requirements.

Changes in Practices

In 2005, the CGNC and the Board approved the adoption of voting for individual Board members. In addition, the Governance Guidelines and Practices were amended to provide that the CGNC will take into account the number of withheld votes with respect to a director in determining his or her candidacy for re-election.

In addition, the Company introduced a Financial Code of Ethics in calendar year 2005 to supplement the Global Business Practice Standards, which are described in more detail below. The Code is consistent with the recommendations of the Financial Executives Institute of Canada and fulfills the requirements of the SEC. The Code applies to the CEO, CFO and all members of financial management of the Company and its affiliates.

Board Membership, Independence and Alignment

As discussed in the Annual Report, the Company believes that a strong and independent board is fundamental to effective corporate governance, and the proportion of independent directors has increased over the past years. At present, and as indicated earlier in this Circular, 10 of the Company's 11 directors are independent, their sole relationship with the Company is as members of the Board, and, in some cases, as shareholders.

Brief biographies of the directors, listing their affiliations and directorships, are included earlier in this Circular and in the Annual Report, and indicate the collective breadth, scope and diversity of their experience, all of which makes a major contribution to the Company and its global operations and evolving needs. During the last three years, the Company has replaced or added six new independent and highly skilled directors with extensive experience in international business, finance, information technology, medicine and pharma/biotech.

John Mayberry, Non-Executive Chair of the Board, meets all applicable "independence" standards. Mr. Mayberry reports to the Board of Directors and to the shareholders. The Board Chair is charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management in order to facilitate the achievement of the goals of the Company including sustainable growth and maximizing shareholder value. The Chair is also charged with providing appropriate oversight of the management of the ongoing business and affairs of MDS, and fostering and supporting ethical and responsible decision making.

The CGNC reviews Board composition and meets on a regular basis, and an evergreen list of potential Board nominees is maintained based upon such needs. The CGNC utilizes both internal and external resources to populate the list of potential Board nominees.

Mr. Mayberry's duties include taking a leadership role in setting the tone and culture for effective and transparent dialogue and decision making at the Board, as well as working with the Chair of the CGNC to develop a Board composition that reflects the skills and competencies needed to meet the needs of the Company and its key stakeholders. Mr. Mayberry holds non-executive sessions of the Board at the end of each regularly scheduled Board meeting, and other times as required.

All independent directors have an equity interest in the Company either through ownership of shares and/or DSUs. As noted earlier, the Board established a guideline in 2003 providing for each independent director to own shares (including DSUs) in the Company with a value of not less than 5.0 x his/her annual retainer. Directors are given three years to accumulate such ownership position. All of the independent directors, who have been on the Board for three or more years own shares and/or DSUs in the Company which exceed the established guideline.

As noted earlier, MDS has established a Deferred Share Unit Plan for Non-Executive Directors, which allows independent directors the option of receiving 100% of their total compensation or 100% of their annual retainer in the form of DSUs. As of the date of this Circular, nine of the eleven independent directors, including the Chair, are receiving all of their compensation in DSUs.

Board Orientation and Continuing Education

New directors are introduced to the various businesses of the Company through a comprehensive initial orientation program, including meetings with the senior executives at both the corporate and operating levels, and tours of the principal business operations, so that they have a clear understanding of such business operations, and the Company can more effectively leverage their capability in the context of such businesses. In addition, the Board holds meetings at various operating offices, at which local management reviews with the Board its strategies, business plans, opportunities and risks, and the Board has the opportunity of meeting and interacting with a broader range of the Company's employees. The Board regularly receives relevant articles, reports and other papers regarding the health and life sciences market and the Company's particular businesses, strategy and governance as well as periodic presentations from outside

consultants and specialists related to industry trends, markets and the Company's position and opportunities in such markets.

Board and Director Evaluation

Like any process, corporate governance practices must be reviewed and challenged on a regular basis to ensure that the practices remain relevant and effective for the Company. In that regard, the Corporate Governance & Nominating Committee reviews detailed questionnaires, completed by all Board members annually, to evaluate and improve the Board's and management's corporate governance practices. The questionnaire seeks to rate performance in such areas as quality and content of information (such as financial, industry, risk, competition), communication (such as strategy and stakeholder issues or concerns) and dialogue (the right issues, the right amount of time), as well as Board and committee structure, participation and contribution. The question-naire seeks guidance, input and recommendations from each individual Board member. Board recommendations become an accountability of senior management, and regular monitoring and progress reports are provided to the CGNC. Mr. Mayberry also meets annually with individual directors to review their individual performance. Going forward, the CGNC has expanded the evaluation to include Committees as well as the Chair of the Board and Chairs of each Committee.

In addition, the Committee regularly reviews and evaluates its practices against various governance guidelines and best practices, including the Canadian Coalition for Good Governance. The Company and the Board have found the evaluation process to be a helpful tool for constructive change.

Term and Tenure

Given the size and international nature of the Company and the speed of change in the industry, the Corporate Governance & Nominating Committee has established guidelines on both term and normal retirement age of directors. Subject to both annual performance review and election by the shareholders, Board members should anticipate serving for an initial period of three years. Overall tenure is based upon a member's continuing performance, the ongoing needs of the Company and annual election by the shareholders. The normal retirement age for Board members is 70. The Committee has discretion, however, in unique circumstances to invite a member to continue on the Board beyond the normal retirement age. The Committee reviews on a regular basis the makeup of the Board and particular skill sets which would be beneficial to the overall strategy and evolving business requirements of the Company. These skill sets include medicine/science, information technology, marketing and sales, general management, global business, finance, government relations, academia, human resources, and governance.

Meetings and Strategic Planning

The Board continued to meet actively in fiscal 2005. There were 14 Board meetings, five by way of teleconference.

The Company annually holds a one- or two-day off-site meeting, involving the Board and senior management, devoted strictly to the Company's strategic plan. The Board is actively involved on an ongoing basis in reviewing, providing input on and approving the Company's overall strategic plan, business plan and strategic investments.

Risk Management

The Board plays a significant oversight role in risk management, principally through the Audit, Human Resources & Compensation, and Environment, Health & Safety committees. Risk is currently identified and managed at the corporate and business unit levels. Programs have been established to consider and manage operational, financial, legal, human resources, strategic, technological, scientific, reputational, environmental health and safety and other risks to the Company's businesses. These are reviewed with the committees on a regular basis and reported to the Board.

Shareholder Communications

MDS has a Disclosure Committee consisting of the Chief Financial Officer, Vice-President Finance, Vice-President Investor Relations, and the General Counsel, with the objective of having a clear and effective process to provide timely, accurate, consistent and non-selective disclosure of all material information to all of the Company's stakeholders. This Committee reviews, and where appropriate approves, all material external communications.

In addition, the Board and/or the Audit Committee review and approve material Company filings, including this Circular, the Annual Report and the Annual Information Form as well as interim and annual financial reports and management's discussion and analyses, and financial press releases. The Chief Executive Officer, Chief Financial Officer and other representatives of the Company hold quarterly conference calls with buy- and sell-side analysts and business media and, at least once a year, MDS holds

an Investor Relations Conference for investors and analysts. All shareholders now have the ability to participate through a live audio webcast. These conference calls and investor conference presentations are also made available in archived format on the MDS website.

MDS's Investor Relations group provides regular information on MDS activities to the media, analysts, investors and other interested parties by organizing meetings, presentations and press releases and by maintaining the Company's website. In this manner, MDS is able not only to communicate developments on a timely basis to its stakeholders, but also to receive and respond to concerns or recommendations.

Further information on the Company can be found at www.sedar.com. In addition, shareholders can contact the Company's transfer agent, CIBC Mellon, by calling the answerline at 1-800-387-0825.

Current stock prices, financial reports, recent press releases and annual reports are accessible on the MDS website at www.mdsinc.com or at MDS Shareholder Communication Service at 416-675-6777 ext. 6500 or 1-888-MDS-7222.

The Board

The Board has the statutory duty to manage or supervise the management of the business and affairs of the Company. In carrying out such duties and exercising their powers, each director is required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors are also given the right to delegate certain of their duties and responsibilities to committees of the Board. A description of the committees to which the Board has delegated certain duties and responsibilities as well as a description of those duties and responsibilities follows.

The principal duties and responsibilities which have been retained by the Board include contributing to the formulation of and approving strategic plans; monitoring Company performance and the execution of its business plans; reviewing the Company's financial performance; reporting and disclosure; approving the annual financial statements of the Company; obtaining reasonable assurance as to the adequacy of the internal controls; approving all significant Company transactions; appointing the Chair, CEO and senior executives of the Company and planning their succession on the recommendation of the HRCC; overseeing the identification of the principal risks and the implementation of appropriate processes and systems to manage such risks; and reviewing and approving key policies developed by management around ethical conduct, compliance, and practices. A complete description of the Board's mandate is set out on the Company's website at www.mdsinc.com, under *Corporate Governance/Board and Committee Charters.*

The Committees

The Board does not have an executive committee, but has created and delegated some of its duties to four standing committees of the Board: the Audit Committee; the Human Resources & Compensation Committee; the Corporate Governance & Nominating Committee; and the Environment, Health & Safety Committee. Each of the committees has a written mandate which sets out its principal duties and responsibilities, all of which are reviewed annually. All committees are comprised entirely of independent directors, and in the case of the Audit Committee, the Board has determined that all members qualify as financially literate and the Board has determined that two members, the Chair and Kathleen O'Neill, are audit committee financial experts as currently defined under applicable regulatory standards.

The Board's determination that certain members qualify as audit committee financial experts does not impose greater duties, obligations or liabilities on such members, nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or the Board.

As noted earlier in the Circular, both Mr. Luba and Mr. MacDonald currently serve on the audit committees of more than three public entities. The terms of the Company's Audit Committee Charter provide that, except as determined by the Board in any particular circumstance, Audit Committee members should not simultaneously serve on the audit committees of more than three public companies. After discussions with Mr. Luba as to his current responsibilities and his time availability, and given Mr. Luba's extensive accounting and financial qualifications and varied and related experience, the Board has determined in this particular circumstance that Mr. Luba's service on such other committees brings valuable insight and perspective to his role as Chair of the Company's Audit Committee, and that he will have the necessary time to carry out his responsibilities. In addition, after discussions with Mr. MacDonald, the Board is satisfied that he has the necessary time to carry out his responsibilities as an Audit Committee member.

The composition of each committee is reviewed annually and, where appropriate, changes made to generate fresh input and diversity of expertise. Following the Annual and Special Meeting, changes will be made to all standing committees. A summary of the key responsibilities of the committees is set out in Schedule D, and a complete description of the mandate of each of the committees is set out on the Company's website at www.mdsinc.com, under *Corporate Governance/Board and Committee Charters.*

The Composition and Qualifications of the Audit Committee members are disclosed in the Annual Information Form dated January 27, 2006, which can be found on the Company's website or at www.sedar.com.

Trading in Company Securities

The Company has established blackout periods during which securities of the Company cannot be traded by insiders of the Company, including directors and senior officers. In addition, to the extent that the Company is engaged in material undisclosed activities, additional blackout periods are formally imposed. These blackout periods apply to all securities whether held directly or in any equity compensation plan. There are no separate blackout periods related to non-insider plan participants.

Directors and senior officers are required to report any trading in securities of the Company within the requisite period required under the Ontario Securities Act.

Equity Compensation Plans

All plans of the Company which provide for the issuance of treasury shares to participants have been approved by the Board and the TSX. In addition, the Company's Stock Option Plan was approved by the shareholders. Pursuant to the TSX rules, any changes to such plans may require shareholder approval.

Business Conduct and Ethics

The Company's business conduct and ethics are embodied in its core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence. At MDS, ethical behaviour is everyone's responsibility, not simply that of senior officers. The Company has established policies governing such areas as employment practices, business practices, personal conduct and conflicts of interest. These policies have been consolidated into Global Business Practice Standards. Each of the directors, officers and other employees is required to review the Standards and acknowledge his/her commitment to act in accordance with them by signing a personal pledge or completing required training. The Standards encourage employees to seek advice or report concerns without fear of retribution and include a number of available resources for employees and others to do so including a fully outsourced 1-800 number for those wishing anonymity. The

Standards are available in the *Corporate Governance* section of our website at www.mdsinc.com under *Global Business Practices*. The Standards are also available to shareholders on request from: Corporate Secretary, MDS Inc., 100 International Boulevard, Toronto, ON M9W 6J6 or by e-mail to the Corporate Secretary: peter.brent@mdsinc.com.

Nominating Committee Process

The Company's current governance practices address a number of the disclosure rules including the requirement for a nominating committee, a nominating committee charter and confirmation as to independence of the committee's members under applicable listing standards.

In addition, MDS's Corporate Governance & Nominating Committee reviews the composition of the Board on a regular basis, taking into account a number of factors, including the evolving needs of the Company, the breadth and depth of experience of the Board members in the areas previously described, as well as age, diversity, fit and other factors which are all valuable to the effectiveness of the Board and ultimately the Company's growth and its understanding of the global markets in which it competes. Potential nominees for the Board currently come from a number of sources including recommendations of existing independent Board members, senior management and outside search firms.

All proposed candidates are reviewed by a number of members of the committee, including the Chair, certain members of senior management including the CEO, and an outside consultant, and a final decision as to whether they will be proposed to the shareholders as nominees is made by the Board.

Under the provisions of the Canada Business Corporations Act, shareholders wishing to nominate an individual for election to the Board and representing in the aggregate 5% or more of the Company's shares are entitled to do so by way of a shareholder proposal. Such proposal must be received by the Company at least 90 days before the anniversary date of the Notice (see *Shareholder Proposals* on page 10). In addition, shareholders have the right to make nominations from the floor at the Annual Meeting. The Company believes that the current statutory rights provided to the shareholders adequately address the rights of shareholders to nominate directors.

Director Independence

It is the objective of the Board that all non-employee directors meet the criteria for independence required by all applicable regulatory bodies, including the TSX, NYSE, OSC and SEC. Only those directors who the Board affirmatively determines have no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company) and who meet the additional qualifications prescribed under the NYSE rules and other applicable regulatory and/or statutory requirements will be considered independent. In addition, the Company's Corporate Governance Guidelines require that members of the Audit Committee also satisfy applicable regulatory and/or statutory independence requirements for members of audit committees including OSC National Policy 58-201 and the Sarbanes-Oxley Act of 2002.

Each Board and Audit Committee member is required to complete an independence questionnaire and update such questionnaire if circumstances change during the year. In order to be considered independent, he or she must meet the following independence standards:

(1) A director will not be independent if, within the preceding three years:

    (a) The director was employed by the Company, including any subsidiary or affiliated entity of the Company;

    (b) An immediate family member of the director was employed by the Company, including any subsidiary or affiliated entity of the Company, as an executive officer;

    (c) The director employed by or affiliated with any of the Company's present or former internal or external auditors;

    (d) An immediate family member of the director was employed by or affiliated with any of the Company's present or former internal or independent auditors as a partner, principal, manager or in any other professional capacity; or

    (e) An executive officer of the Company has served on the compensation committee of the board of directors of a company which, in turn, employed either (i) the particular director as an executive officer or (ii) an immediate family member of such director as an executive officer.

(2) If a director has any of the following commercial or charitable relationships, such director will not be considered to be independent:

(a) The director has served as an executive officer or employee of, or any of his or her immediate family members has served as an executive officer of, another company that makes payments to, or receives payments from, the Company for property or services in an amount that, in any of the three most recent fiscal years, exceeds the greater of US$1 million or 2% of the annual consolidated gross revenues of the company for which such director, or any of his or her immediate family members, has served as an executive officer (or as an employee in the case of the director);

(b) The director has served as an officer, director or trustee of a charitable organization, and the Company's discretionary charitable contributions to that organization exceeds 1.5% of that organization's total annual consolidated gross revenues within any of the three most recent fiscal years (provided that the Company's matching of employee charitable contributions will not be included in the amount of the Company's contributions for this purpose); or

(c) A director will not be considered to be independent if the director, within the past three fiscal years, receives any direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way on continued service).

Based upon the information provided by the directors in such questionnaires, the Board has determined that all of the directors, other than Mr. DeFalco, are independent under all of the requisite regulatory and statutory criteria.

Shareholder Communications with the Board

The Board has approved a policy by which shareholders and other interested parties may communicate directly with the Board or the independent directors. All communications should be in writing and should be directed to the Company's Chair at MDS Inc., 100 International Boulevard, Toronto, ON M9W 6J6 or by e-mail to: john.mayberry@mdsinc.com or to the Corporate Secretary at MDS Inc., 100 International Boulevard, Toronto, ON M9W 6J6 or by e-mail to: peter.brent@mdsinc.com. The sender should indicate in the address whether it is intended for the entire Board, the independent directors as a group, or an individual director. Each communication intended for the Board or independent directors received by the Chair or Corporate Secretary will be forwarded to the intended recipients subject to compliance with instructions from the Board in effect from time to time concerning the treatment of inappropriate communications.

Overall Approach

The Board and senior management believe that the Company's current governance practices are appropriate and fundamental to its overall success and comply in all material respects with all requisite regulatory and statutory requirements, including the TSX, OSC National Policy 58-201, the corporate governances rules of the NYSE and the applicable Canadian or US corporate and securities rules and regulations, including the provisions of the Canada Business Corporations Act and the US Sarbanes-Oxley Act. To the extent there are differences between the Canadian and US requirements (and the US requirements so allow), the Company has determined to follow the Canadian requirements. None of such differences are, however, in the Company's view, material.

Approval by Directors

The contents and sending of this Circular have been approved by the Board of Directors of the Company.



Peter E. Brent

Senior Vice-President, Legal
and Corporate Secretary

December 30, 2005

Schedule A: Resolution Regarding 2006 Rights Plan

RESOLVED THAT:

(1)   the shareholder rights plan of the Company be continued, and the amended and restated shareholder rights plan agreement dated as of March 9, 2006 between the Company and CIBC Mellon Trust Company, as rights agent, (the "2006 Plan") which amends and restates the amended and restated shareholder rights plan agreement dated as of March 6, 2003 between the Company and CIBC Mellon Trust Company, as rights agent, which continues the Rights issued under the predecessor shareholder protection rights plans of the Company that are outstanding at the Record Time (as defined in the 2006 Rights Plan) on the terms set out in the 2006 Rights Plan, and continues the issuance of the Rights thereafter until the termination or expiration of the 2006 Rights Plan, be and is hereby ratified, confirmed and approved; and

(2)   any director or officer of the Company is authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.

Schedule B: Summary of the Terms and Conditions of the 2006 Rights Plan

The following is a summary of the terms and conditions of the 2006 Rights Plan. The summary is qualified in its entirety by, and is subject to, the full text of the Amended and Restated Shareholder Rights Plan Agreement to be dated as of March 9, 2006 between MDS Inc. and CIBC Mellon Trust Company, a copy of which is available on request from the Secretary of the Company as described in this Circular. All capitalized terms where used in this summary without definition have the meanings attributed to them in the 2006 Rights Plan.

Issuance of Rights

Under the 2006 Rights Plan, the Rights granted under the predecessor shareholder protection rights plans of the Company dated March 3, 2000 and March 6, 2003, respectively, and which are outstanding at the Record Time of 8:30 a.m. (Toronto time) on March 9, 2006, are reconfirmed on the terms set out in the 2006 Rights Plan and the Company reconfirms its authorization to continue the issuance of Rights for each "Voting Share" (which includes the Common shares and any other shares in or interests of the Company entitled to vote generally in the election of directors) issued thereafter and prior to the Separation Time (as defined below), subject to the earlier termination or expiration of the Rights as set out in the 2006 Rights Agreement.

Exercise Price

Until the Separation Time, the exercise price ("**Exercise Price**") of each Right is three times the market price, from time to time, of the Voting Shares. From and after the Separation Time, the Exercise Price is three times the market price, as at the Separation Time, per Voting Share. The Exercise Price is subject to adjustment as set out in the 2006 Rights Agreement.

Term

The 2006 Rights Plan will take effect at the time that the Meeting terminates (the "**Effective Date**"), and will expire at the close of business on the date upon which the annual meeting of shareholders to be held in 2009 terminates, subject to earlier termination or expiration of the Rights as set out in the 2006 Rights Agreement.

Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates representing the associated Voting Shares and will be transferable only together with the associated Voting Shares. After the Separation Time, separate certificates evidencing the Rights will be mailed to holders of record of Voting Shares (other than any shareholder or group of shareholders making a take-over bid) as of the Separation Time and such separate Rights certificates alone will evidence the Rights.

The Rights will be listed on the Toronto Stock Exchange and the New York Stock Exchange, subject to the Company complying with the requirements of each exchange.

Separation Time

The Rights are not exercisable and do not trade separately from their associated Voting Shares until the "Separation Time". The "Separation Time" is the close of business on the tenth trading day after the earliest of (i) the Stock Acquisition Date, which is the first date of public announcement of facts indicating that a person has become an Acquiring Person (as defined below); (ii) the date of the commencement of, or first public announcement of the current intention of any person (other than the Company or any subsidiary of the Company) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid, each as defined below); and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be one. The Separation Time can also be such later date as may from time to time be determined by the Board of Directors.

Acquiring Person

An "Acquiring Person" is a person who is the Beneficial Owner (as defined below) of 20% or more of the outstanding Voting Shares. Excluded from the definition of Acquiring Person are the Company and its subsidiaries and any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of a Voting Share Reduction, a Pro Rata Acquisition, a Permitted Bid Acquisition, an Exempt Acquisition or a Convertible Security Acquisition. In general:

(1) a "Voting Share Reduction" means an acquisition or a redemption by the Company of Voting Shares and/or Convertible Securities which, by reducing the number of Voting Shares and/or Convertible Securities outstanding, increases the percentage of Voting Shares Beneficially Owned by any person;

(2) a "Pro Rata Acquisition" means an acquisition by a person of Voting Shares and/or Convertible Securities as a

result of a stock dividend, a stock split or a rights offering issued on the same pro rata basis to all the holders of Voting Shares and/or Convertible Securities of the same class or series; provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares and/or Convertible Securities than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such acquisition;

(3) a "Permitted Bid Acquisition" means an acquisition by a person of Voting Shares and/or Convertible Securities made pursuant to a Permitted Bid or a Competing Permitted Bid;

(4) an "Exempt Acquisition" means an acquisition by a person of Voting Shares and/or Convertible Securities: (i) in respect of which the Board of Directors has waived the application of the 2006 Rights Plan; (ii) pursuant to a dividend reinvestment plan; (iii) pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Company (a) to the public pursuant to a prospectus, provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such distribution, or (b) by way of a private placement, provided that, among other things, such person does not thereby become the Beneficial Owner of Voting Shares equal in number to more than 25% of the Voting Shares outstanding immediately prior to the private placement and, in making this determination, the securities to be issued to such person on the private placement shall be deemed to be held by such person but shall not be included in the aggregate number of Voting Shares outstanding immediately prior to the private placement; or (iv) pursuant to an amalgamation, merger, arrangement or other statutory procedure requiring shareholder approval; and

(5) a "Convertible Security Acquisition" means an acquisition of Voting Shares by a person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

Also excluded from the definition of Acquiring Person are underwriters or banking or selling group members acting in connection with a distribution of securities and any "Grandfathered Person" (generally, any person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares at the Record Time). To the Company's knowledge, there are no Grandfathered Persons.

Beneficial Ownership

In general, a person is deemed to "Beneficially Own" securities actually held by others in circumstances where those holdings are or should be grouped together for purposes of the 2006 Rights Plan. Included are holdings by the person's "Affiliates" (generally, a person that controls, is controlled by, or is under common control with a specified corporation) and "Associates" (generally, relatives sharing the same residence).

Also included are securities that the person or any of the person's Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pursuant to pledges of securities in the ordinary course of business).

A person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other person with which, and in respect of which security, such person is acting jointly or in concert. A person is acting jointly or in concert with any other person who is a party to an agreement, commitment or understanding with the first person for the purpose of acquiring or offering to acquire Voting Shares and/or Convertible Securities.

Exclusions from the Definition of Beneficial Ownership

The definition of "Beneficial Ownership" contains several exclusions whereby a person is not considered to Beneficially Own a security. There are exemptions from the deemed Beneficial Ownership provisions for institutional shareholders acting in the ordinary course of business and the performance of their duties. These exemptions apply to: (i) an investment manager ("**Manager**") which holds securities in the performance of the Manager's duties for the account of any other person (a "**Client**"); (ii) a licensed trust company ("**Trust Company**") acting as trustee or administrator or in a similar capacity for the estates of deceased or incompetent persons (each an "**Estate Account**") or in relation to other accounts (each an "**Other Account**"); (iii) a Crown agent or agency (a "**Crown Agent**"); (iv) a person established by statute (a "**Statutory Body**"), the ordinary business or activity of which includes the management of investment funds for employee benefit plans, retirement plans and insurance plans (other than insurance plans administered by insurance companies) of various public bodies; and (v) the administrator ("**Administrator**") of one or more pension funds or plans (a "**Plan**") registered under applicable law. The foregoing exemptions apply only so long as the Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan is not then making or has not then publicly announced an intention to make a take-over bid, other than pursuant to a distribution by the Company or by means of ordinary market transactions.

Also, a person will not be deemed to "Beneficially Own" a security because such person: (i) is a Client of the same Manager, an Estate Account or an Other Account of the same Trust Company, or a Plan with the same Administrator as another person or Plan on whose account the Manager, Trust Company or Administrator, as the case may be, holds such security; or (ii) is a Client of a Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Manager, Trust Company, Administrator or Plan, as the case may be.

A person will not be deemed to "Beneficially Own" any securities that are the subject of a Permitted Lock-Up Agreement. A "Permitted Lock-Up Agreement" is an agreement (the "**Lock-Up Agreement**") between a person and one or more holders of Voting Shares and/or Convertible Securities (each a "**Locked-Up Person**") (the terms of which are publicly disclosed and reduced to writing and a copy of which is made available to the public (including the Company) not later than the date the Lock-Up Bid (as defined below) is publicly announced or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement), pursuant to which such Locked-Up Person agrees to deposit or tender Voting Shares and/or Convertible Securities to a take-over bid (the "**Lock-Up Bid**") made or to be made by the person or any of such person's Affiliates or Associates or any other person with which, and in respect of which security, such person is acting jointly or in concert, provided that:

(1) the Lock-Up Agreement permits such Locked-Up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares and/or Convertible Securities from the Lock-Up Bid in order to deposit or tender such securities to another take-over bid or support another transaction where:

(a)   the price or value per Voting Share or Convertible Security offered under such other take-over bid or transaction exceeds the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid;

(b)   the price or value per Voting Share or Convertible Security offered under such other take-over bid or transaction exceeds by as much as or more than a specified amount (the "**Specified Amount**") the price or

value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid; or

(c)   the number of Voting Shares and/or Convertible Securities to be purchased under such other take-over bid or transaction exceeds by as much as or more than a specified number (the "**Specified Number**") the number of Voting Shares and/or Convertible Securities that the Offeror has offered to purchase under the Lock-Up Bid at a price or value per Voting Share or Convertible Security that is not less than the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares and/or Convertible Securities offered under the Lock-Up Bid;

and for greater certainty, such Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the Offeror under the Lock-Up Bid an opportunity to match a higher price, value or number in such other take-over bid or transactions or other similar limitation on a Locked-Up Person's right to withdraw Voting Shares from the Lock-Up Agreement, so long as the limitation does not preclude the exercise by the Locked-Up Person of the right to withdraw Voting Shares and/or Convertible Securities in sufficient time to deposit or tender to the other take-over bid or to support the other transaction; and

(2) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(a)   the cash equivalent of 2.5% of the price or value payable under the Lock-Up Bid to a Locked-Up Person; and

(b)   50% of the amount by which the price or value payable under another take-over bid or other transaction to a Locked-Up Person exceeds the price or value of the consideration that such Locked-Up Person would have received under the Lock-Up Bid;

shall be payable by a Locked-Up Person pursuant to the Lock-Up Agreement in the event a Locked-Up Person fails to deposit or tender Voting Shares and/or Convertible Securities to the Lock-Up Bid, or withdraws Voting Shares and/or Convertible Securities previously tendered thereto in order to tender to another take-over bid or support another transaction.

Flip-In Event

A "Flip-In Event" occurs when any person becomes an Acquiring Person. If a Flip-In Event occurs prior to the Expiration Time that has not been waived by the Board of Directors (see "Waiver" below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person, or a transferee of any such person, which Rights will become null and void) shall constitute the right to purchase from the Company, on payment of the Exercise Price, Voting Shares having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to anti-dilution adjustments.

Permitted Bid and Competing Permitted Bid

A take-over bid will not trigger a Flip-In Event if it is a Permitted Bid or Competing Permitted Bid. A "Permitted Bid" is a take-over bid made by way of a take-over bid circular to all holders of Voting Shares (other than the Offeror) and which complies with the following additional provisions:

no Voting Shares and/or Convertible Securities shall be taken up or paid for pursuant to the take-over bid prior to the close of business on a date which is not less than 60 days following the date of the take-over bid;

- unless the take-over bid is withdrawn, Voting Shares and/or Convertible Securities may be deposited or tendered pursuant to the take-over bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and/or Convertible Securities and all Voting Shares and/or Convertible Securities deposited or tendered pursuant to the take-over bid may be withdrawn at any time prior to the close of business on such date;

- more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders must be deposited or tendered to the take-over bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares and/or Convertible Securities; and

- in the event that more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders have been deposited or tendered to the take-over bid and not withdrawn as at the date of first take-up or payment for Voting Shares and/or Convertible Securities under the take-over bid, the Offeror will make a public announcement of that

fact and the take-over bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 business days from the date of such public announcement.

A Competing Permitted Bid is a take-over bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is only required to remain open until a date that is not less than the later of 35 days after the date of the take-over bid constituting the Competing Permitted Bid and 60 days after the date of the take-over bid of the prior bid.

Redemption

(1) <u>Redemption of Rights on Approval of Holders of Voting Shares and Rights</u> With the prior consent of the holders of Voting Shares or Rights, the Board of Directors may at any time prior to the occurrence of a Flip-In Event that has not been waived elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right (the "**Redemption Price**"), subject to adjustment for anti-dilution as provided in the 2006 Rights Agreement. The Redemption Price has been amended from the 2003 Plan, which provided for a Redemption Price of $0.001 per Right.

(2) <u>Deemed Redemption</u> If a person who has made a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board of Directors has waived or has been deemed to have waived the application of the 2006 Rights Plan consummates the acquisition of the Voting Shares, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

(3) <u>Redemption of Rights on Withdrawal or Termination of Bid</u> Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed, all the provisions of the 2006 Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred.

Waiver

(1) <u>Discretionary Waiver Respecting Acquisition Not by Take-over Bid Circular</u> With the prior consent of the holders of Voting Shares the Board of Directors may, prior

to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares or by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, waive the application of the 2006 Rights Plan to such Flip-In Event.

(2) <u>Discretionary Waiver respecting Acquisition by Take-over Circular and Mandatory Waiver of Concurrent Bids</u> The Board of Directors may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares, waive the application of the 2006 Rights Plan to such a Flip-In Event, provided that if the Board of Directors waives the application of the 2006 Rights Plan to such a Flip-In Event, the Board of Directors shall be deemed to have waived the application of the 2006 Rights Plan in respect of any other Flip-In Event occurring by reason of any such take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares prior to the expiry of the take-over bid for which a waiver is, or is deemed to have been, granted.

(3) <u>Waiver of Inadvertent Acquisition</u> The Board of Directors may waive the application of the 2006 Rights Plan in respect of the occurrence of any Flip-In Event if (i) the Board of Directors has determined that a person became an Acquiring Person under the 2006 Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the person is no longer an Acquiring Person.

Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(1) if there is a dividend payable in Voting Shares or Convertible Securities (other than pursuant to any optional stock dividend program, dividend reinvestment program or dividend payable in Voting Shares in lieu of a regular cash dividend) on the Voting Shares, or a subdivision or consolidation of the Voting Shares, or an issuance of Voting Shares or Convertible Securities in respect of, in lieu of or in exchange for Voting Shares; or

(2) if the Company fixes a record date for the distribution to all holders of Voting Shares of certain rights, options or

warrants to acquire Voting Shares or Convertible Securities, or for the making of a distribution to all holders of Voting Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Voting Shares) or rights or warrants.

Supplements and Amendments

The Company may make changes to the 2006 Rights Agreement prior to or after the Separation Time to correct any clerical or typographical error or to maintain the validity of the 2006 Rights Agreement as a result of any change in any applicable legislation, rules or regulation without the approval of the holders of the Voting Shares or Rights. The Company may also make changes to the 2006 Rights Agreement prior to the Meeting without the approval of the holders of the Voting Shares or the Rights.

The Company may, with the approval of the holders of Voting Shares, at any time prior to the Separation Time, make changes to or rescind any of the provisions of the 2006 Rights Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

The Company may, with the approval of the holders of Rights, at any time after the Separation Time, make changes to or rescind any of the provisions of the 2006 Rights Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

Schedule C: Corporate Governance Guidelines

The following table describes the Company's position on each of the OSC National Policy 58-201 Corporate Governance Guidelines.

Corporate Governance Guidelines	Does MDS Align?	Comments
Composition of the Board		
The board should have a majority of independent directors.	Yes	10 of the 11 directors meet all requisite independence requirements. In addition, all of the Committees of the Board are composed entirely of independent directors.
The chair of the board should be an independent director.	Yes	The Chair of the Board is independent.
Meetings of Independent Directors		
The independent directors should hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.	Yes	The independent directors of the Company meet after every regularly scheduled meeting without the attendance of non-independent directors or management.
Board Mandate		
The board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the issuer, including responsibility for:	Yes	The Board and/or its Committees are responsible for each of the matters set out – see *Board and Committee Charters* on the Company's website at: www.mdsinc.com, in the *Corporate Governance* section.
To the extent feasible, satisfying itself as to the Integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;	Yes	Board Mandate
Adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;	Yes	Board Mandate
The identification of the principal risks of the issuer's business and ensuring the implementation of appropriate systems to manage these risk;	Yes	Board, Audit Committee, Human Resources & Compensation Committee and Environment, Health & Safety Committee Mandates
Succession planning (including appointing, training and monitoring senior management);	Yes	Board and Human Resources & Compensation Committee Mandates
Adopting a communication policy for the issuer;	Yes	Board and Disclosure Committee Mandates
The issuer's internal control and management information systems; and	Yes	Audit Committee Mandate

Corporate Governance Guidelines	Does MDS Align?	Comments
Developing the issuer's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer. The written mandate of the board should also set out:	Yes	Corporate Governance & Nominating Committee Mandate and Governance Guidelines and Practices
(i) Measures for receiving feedback from stakeholders (eg. the board may wish to establish a process to permit stakeholders to directly contact the independent directors), and	Yes	Measures for receiving feedback from stakeholders are in place; they are contained in the Board's Corporate Governance Guidelines and Practices.
(ii) Expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.	Yes	Expectations are contained in the Board's Corporate Governance Guidelines and Practices.

Position Descriptions

The board should develop clear position descriptions for the chair of the board and the chair of each board committee. In addition, the board together with the CEO should develop a clear position description for the CEO, which includes delineating management's responsibilities. The board should also develop or approve the corporate goals and objectives that the CEO is responsible for meeting.	Yes	The Company has position descriptions for each of the Chair of the Board, the Chairs of the Committees and the CEO. Corporate goals and objectives are established by the Human Resources & Compensation Committee and the CEO, and approved by the Board on an annual basis.

Orientation and Continuing Education

The board should ensure that all new directors receive a comprehensive orientation. All new directors should fully understand the role of the board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and resources that the issuer expects from its directors). All new directors should also understand the nature and operation of the issuer's business.	Yes	All new Board members are provided with a comprehensive orientation and education program. See *Board Orientation and Continuing Education*.
The board should provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as ensure their knowledge and understanding of the issuer's business remain current.	Yes	The Board holds meetings each year at various operating offices, at which local management reviews with the Board its strategies, business plans, opportunities aand risks. The Board also regularly receives relevant articles, reports and other papers impacting the health and life sciences market and the Company's particular businesses, strategy and governance as well as periodic presentations from outside consultants and specialists related to industry trends, markets and the Company's position and opportunities in such markets.

Corporate Governance Guidelines	Does MDS Align?	Comments
Code of Business Conduct and Ethics		
The board should adopt a written code of business ethics (a code). The code should be applicable to directors, officers and employees of the issuer. The code should constitute written standards that are reasonably designed to promote integrity and to deter wrongdoing. In particular, it should address the following issues: (a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest; (b) Protection and proper use of corporate assets and opportunities; (c) Confidentiality of corporate information; (d) Fair dealing with the issuer's security holders, customers, suppliers, competitors and employees; (e) Compliance with laws, rules and regulations; and (f) Reporting of any illegal or unethical behaviour.	Yes	The Company has comprehensive Global Business Practice Standards, see *Business Conduct and Ethics*, which include the matters described in (a) through (f). In addition, the Company has adopted a Financial Code of Ethics to supplement the Practice Standards, see *Changes in Practices*. The Standards and Code are posted on the Company's website at www.mdsinc.com, in the *Corporate Governance* section.
The board should be responsible for monitoring compliance with the code. Any waivers from the code that are granted for the benefit of the issuer's directors or executive officers should be granted by the board (or a board committee) only.	Yes	The Board is not aware of any violations of the Practice Standards or Code, and no waivers from the Practice Standards or Code have been granted by the Board.
Nomination of Directors		
The board should appoint a nominating committee composed entirely of independent directors. The nominating committee should have a written charter that clearly establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the board. In addition, the nominating committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties. If an issuer is legally required by contract or otherwise to provide third parties with the right to nominate directors, the selection and nomination of those directors need not involve the approval of an independent nominating committee.	Yes	The Corporate Governance & Nominating Committee is composed entirely of independent Board members. Pursuant to the Committee's mandate, the Committee evaluates and recommends nominees for the Board in consultation with the Chairman and the CEO. The Committee regularly reviews the composition of the Board to determine what additional competencies, skills and personal qualities might be added to the Board with regard to the Company's evolving needs. The Charter of the committee is set out in the Company's website at www.mdsinc.com, in the Corporate Governance section.

Corporate Governance Guidelines	Does MDS Align?	Comments
The board should also consider the appropriate size of the board, with a view to facilitating effective decision-making. In carrying out each of these functions, the board should consider the advice and input of the nominating committee.	Yes	The Corporate Governance & Nominating Committee and the Board periodically consider the size of the Board and have determined at this time that between 10 and 12 members is an appropriate size to carry out its responsibilities.
The nominating committee should be responsible for identifying individuals qualified to become new board members and recommending to the board the new director nominees for the next annual meeting of shareholders.	Yes	The Corporate Governance & Nominating is responsible for identifying individuals qualified to become new Board members, and their competencies and skills are taken into consideration as well as their ability to devote the necessary amount of time to their duties on the Company's Board, and recommends all director nominees to the Board.
In making its recommendations, the nominating committee should consider: (a) the competencies and skills that the board considers necessary for the board as a whole to possess; (b) the competencies and skills that the board considers each existing director to possess; and (c) the competencies and skills each new nominee will bring to the boardroom.	Yes	All these matters are considered by the Committee.
The nominating committee should also consider whether or not each new nominee can devote sufficient time and resources to his or her duties as a board member.	Yes	Availability and commitment are considered by the Committee.
Compensation		
The board should appoint a compensation committee composed entirely of independent directors.	Yes	The Human Resources & Compensation Committee is composed entirely of independent Board members.
The compensation committee should have a written charter that establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members or subcommittees), and the manner of reporting to the board. In addition, the compensation committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties. The compensation committee should be responsible for:	Yes	The Committee has a charter which includes all such matters – see Charter of Human Resources & Compensation Committee on the Company's website at www.mdsinc.com, in the *Corporate Governance* section.

Corporate Governance Guidelines	Does MDS Align?	Comments
(a) reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those corporate goals and objectives, and determining (or making recommendations to the board with respect to) the CEO's compensation level based on this evaluation;	Yes	
(b) making recommendations to the board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and	Yes	
(c) reviewing executive compensation disclosure before the issuer publicly discloses this information.	Yes	
Regular Board Assessments		
The board, its committees and each individual director should be regularly assessed regarding his, her or its effectiveness and contribution. An assessment should consider	Yes	A complete review is carried out annually. Questionnaires are delivered to each Board member pertaining to the governance process, its functioning and effectiveness. The results of the summary are reviewed with the full Board and appropriate actions taken and monitored to improve any areas deemed by Board members to require attention.
(a) in the case of the board or a board committee, its mandate or charter, and		
(b) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the board.		

In addition, as noted earlier, the Audit Committee has a mandate which clearly defines its role and responsibilities and which is reviewed and updated annually. Each of the Committee members is independent and each is financially literate. The Board has determined that two members, including the Chair, have the necessary qualifications and/or experience to be considered audit committee financial experts under applicable Canadian and US requirements.

Schedule D: Key Board and Committee Responsibilities

A complete description of the mandate of each of the Board and committees is set out on the Company's website at www.mdsinc.com, under *Corporate Governance/Board and Committee Charters.*

BOARD OF DIRECTORS
- contribute to the formulation of and approve strategic plans;
- monitor Company performance and the execution of its business plans;
- oversee the identification by management of the principal risks of the Company's businesses as well as the implementation, by management, of appropriate processes and systems to manage such risks;
- appoint the CEO and approve the appointment of the Senior Executives of the Company and review their performance and compensation and plan for their succession upon recommendation of the Human Resources & Compensation Committee;
- review and approve management's recommendations regarding major decisions and actions, including acquisitions, divestitures, financings and capital expenditures;
- review and approve key policies developed by management on various issues such as ethics, compliance, communications and public disclosures and review, approve and monitor compliance with policies adopted by the Board;
- oversee the Company's public communication policies and their implementation, including disclosure of material information, investor relations and shareholder communications;
- oversee, with the Audit Committee, financial reporting and disclosure of the Company to obtain reasonable assurance that:
  - the Company complies with all applicable laws and regulations of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure; and
  - the accounting policies and practices, significant judgments and disclosures which underlie or are incorporated in the Company's financial statements are appropriate having regard to the Company's businesses; and
- review and approve the annual financial statements, financial reporting and disclosure and obtain reasonable assurance as to the integrity of the Company's internal control and management system.

AUDIT
- **Independent Auditor**
  - recommend to the Board the appointment or replacement of the independent auditor;
  - establish the compensation of the independent auditor;
  - have the independent auditor report directly to the Audit Committee;
  - determine the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results;
  - meet with the independent auditor prior to the annual audit to discuss the planning, scope and staffing of the audit;
  - approve the selection of the senior audit partners having primary responsibility for the audit;
  - provide for the periodic rotation of the senior audit partners having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
  - at least on an annual basis, evaluate the qualifications, performance and independence of the independent auditor and the senior audit partners having primary responsibility for the audit; and
  - pre-approve all auditing services and permitted non-audit services performed by the independent auditor.
- **Financial Reporting**
  - prior to their public release and filing with securities regulatory agencies, review and discuss with management and the independent auditor the:
    - press release;
    - consolidated financial statements and notes thereto;
    - management's discussion and analysis; and
    - results of any independent auditor's review requested/approved by the Committee.
  - review the Company's unaudited quarterly financial results including:
    - any significant judgments made in the preparation of financial statements;
    - any significant disagreements among management and the independent auditors in connection with the preparation of financial statements;
    - significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements;
    - critical accounting policies and practices;
    - integrity of the Company's financial reporting processes; and
    - any correspondence with regulators or governmental agencies and any published reports, which raise material issues regarding the Company's financial statements or accounting policies.
- **Year-end Audit**
  - review of the Company's audited financial results, including:
    - all matters described above with respect to unaudited quarterly financial results;
    - results of the independent audit; and
    - all matters required to be discussed by Statement of Auditing Standards No. 61.

- **Annual Proxy Statement and Regulatory Filings**
  - issue any reports required of the Audit Committee to be included in the Company's annual proxy statement;
  - review and recommend to the Board the approval of all material documents filed with securities regulatory agencies including:
    - o Consolidated Year-end Financial Statements;
    - o Annual Information Form; and
    - o Prospectuses.
- **Related Party Transactions and Off-Balance Sheet Structure**
  - review all related-party transactions and, if deemed appropriate, recommend approval of any particular transaction to the Board; and
  - review all material off-balance sheet structures, which the Company is a party to.
- **Internal Controls, Risk Management and Legal Matters**
  - consider the effectiveness of the Company's internal controls over financial reporting and related information technology security and control;
  - discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures; and
  - review with management, and if necessary, the Company's counsel, any legal matter which could reasonably be expected to have a material impact on the Company's financial statements or accounting policies.
- **Capital Structure, Investment and Cash Management Policies, Disclosure Policy**
  - review and approve any changes to the Company's capital structure;
  - review and approve the Company's investment and cash management policy; and
  - review and approve the Company's disclosure policy.
- **"Whistle Blower" and Related Procedures**
  - establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters.
- **Review of Charter and Self Assessment**
  - review and reassess annually the adequacy of the Committee's Charter; and
  - review annually the Committee's own performance.
- **Reporting to the Board**
  - make regular reports to the Board, but not less frequently than quarterly.

HUMAN RESOURCES & COMPENSATION COMMITTEE
- **Human Resources**
  - review of human resources development and organization structure and approve any significant programs or changes to structure.
- **Succession Planning**
  - review and report to the Board on the Company's succession planning process for the CEO and senior officers reporting to the CEO.
- **Compensation**
  - review compensation principles and practices and approve any significant changes to such principles and practices;
  - review and make recommendations to the Board on the compensation of the CEO;
  - review and report to the Board on annual objectives against which to assess the CEO and on its assessment of the CEO's performance against those objectives;
  - review and approve the compensation of senior officers reporting to the CEO;
  - evaluate periodically the competitiveness of the cash and equity compensation programs for senior management and initiate action or make recommendations to the Board as appropriate;
  - review all employee compensation and stock equity plans including Short-Term Incentive Plan, Mid-Term Incentive Plan, Stock Option Plan, Stock Purchase Plans and approve changes to such plans, provided that any plan amendments which will have a material cost increase or material effect on the Company or the participants requires Board approval;
  - administer the Company's Employee Stock Option Plan, Stock Purchase Plan, Mid-Term Incentive Plan and such other equity based plans as may be delegated to it from time to time by the Board; and
  - report on an annual basis to the Board and Shareholders, the policies of the Committee for determining executive compensation.
- **Review of Charter and Self Assessment**
  - review and reassess annually the adequacy of the Committee's Charter; and
  - review annually the Committee's own performance.
- **Report to the Board**
  - the Chair of the Committee or designate shall report to the Board after each meeting the significant matters addressed by the Committee at such meeting.

CORPORATE GOVERNANCE & NOMINATING COMMITTEE

- **Corporate Governance**
  - develop and recommend to the Board, corporate governance guidelines applicable to the Company;
  - annually review the corporate governance guidelines and practices of the Company and, if appropriate, recommend changes to such guidelines and practices to the Board or management;
  - monitor the appropriateness of the Company's governance systems with regard to external governance standards and with emphasis on "continuous improvement";
  - review regularly the effectiveness of the Board and its committees in meeting its governance objectives and in its relationship with management; and
  - review any shareholder proposal received by the Company and recommend to the Board the Company's response.
- **Nominating**
  - review the makeup and needs of the Board, identify and recommend candidates for Board membership;
  - establish the criteria for membership; such criteria should cover, among other things, diversity, experience, skill set and the ability to act on behalf of shareholders;
  - in consultation with the Board and CEO and, on an ongoing basis, maintain a database of potential candidates;
  - utilize such outside agencies or third parties at the cost of the Company, as the Committee deems necessary to assist in identifying potential candidates;
  - review and make recommendations from time to time on the Guidelines for Selection, Term, Retirement and Evaluation of Directors; and
  - recommending to the Board the annual nominees to the Board for presentation to the shareholders.
- **Director Compensation**
  - review and recommend to the Board the form and adequacy of compensation for independent Directors.
- **Director Indemnification and D&O Insurance**
  - review and recommend to the Board the appropriateness and adequacy of the policy of indemnification of directors. In that regard, the Chair of the Committee and the Chair of the Audit Committee shall consult in connection with any renewal or change to the Directors' and Officers' liability insurance coverage.
- **Review of Charter and Self Assessment**
  - review and reassess annually the adequacy of the Committee's Charter; and
  - review annually the Committee's own performance.
- **Report to the Board**
  - the Chair of the Committee or designate shall report to the Board after each meeting the significant matters addressed by the Committee at such meeting.

ENVIRONMENT, HEALTH & SAFETY COMMITTEE

- **EH&S Strategic Plan**
  - review and provide assistance with the development of an over-all Environment, Health and Safety five-year strategic plan and shall monitor its implementation. Such plan shall be reviewed annually.
- **Reporting of Significant EH&S Events**
  - receive reports of any significant Environment, Health and Safety incidents or occurrences and steps taken to address and mitigate recurrence thereof.
- **Executive Council Recommendations**
  - review any recommendations of the Executive Council of the Company related to Environment, Health and Safety matters.
- **Review and Assessment of EH&S Systems**
  - review and assess on an annual basis the Environment, Health and Safety Management System of the Company and report to the Board on any recommended action to maintain, strengthen or improve such System and over-all compliance by the Company with environmental laws and regulations, industry standards and the internal policies of the Company.
- **EH&S Due Diligence on Acquisitions, Mergers, etc.**
  - review reports provided by management regarding all environment, health and safety issues related to all acquisitions, mergers or other similar transactions.
- **Site Visits**
  - visit Company sites as necessary or appropriate for the purposes of meeting those site employees responsible for environmental health and safety; and conducting an environment and/or a health and safety related review of the site.
- **Corporate Crisis Communications Team**
  - receive a regular report on any environment, health and safety issues that are brought to or managed by the MDS Corporate Crisis Communications Team and shall, where appropriate, report them to the Board.
- **Review of Charter and Self Assessment**
  - review and reassess annually the adequacy of the Committee's Charter; and
  - review annually the Committee's own performance.
- **Report to the Board**
  - the Chair of the Committee or designate shall report to the Board after each meeting the significant matters addressed by the Committee at such meeting.



Science advancing health

MDS Inc.
100 International Blvd.
Toronto, Ontario
Canada M9W 6J6

www.mdsinc.com